**Exhibit 10.1**

**ASSET PURCHASE AGREEMENT**

**THIS ASSET PURCHASE AGREEMENT** (this "Agreement") is made and entered into as of February 27, 2008, by and among RathGibson, Inc., a Delaware corporation (the "Purchaser"), Mid-South Control Line, Inc., a Louisiana corporation (the "Company"), Richard E. Lore, Sr. ("Lore"), both individually and as Trustee of: (i) the REL Grantor Retainer Annuity Trust No. 1, a Louisiana trust ("Lore Trust No. 1"); (ii) the REL Grantor Retainer Annuity Trust No. 2, a Louisiana trust ("Lore Trust No. 2"); and (iii) the REL Grantor Retainer Annuity Trust No. 3, a Louisiana trust ("Lore Trust No. 3" and, together with Lore Trust No. 1 and Lore Trust No. 2, the "Lore Trusts"), and Barry J. Hebert ("Hebert"). Lore, the Lore Trusts and Hebert are sometimes referred to herein individually as a "Stockholder" and collectively as the "Stockholders".

Recitals:

**A.**     The Company is engaged in the business of supplying stainless steel tubing, nickel alloy tubing and accessories to the United States and international oil and gas industry (the "Business").

**B.**     The Stockholders collectively hold all of the issued and outstanding shares of the Company's capital stock.

**C.**     Upon the terms and subject to the conditions set forth herein, the Company desires to sell to the Purchaser the Business as a going concern, and the Purchaser desires to purchase the Business from the Company as a going concern.

**D.**     In connection with the purchase and sale of the Business described above, the parties desire that, upon the terms and subject to the conditions set forth herein, the Purchaser purchase the Purchased Assets from the Company and assume from the Company the Assumed Liabilities (and no other Liabilities of the Company).

**E.**     Capitalized terms used herein have the respective meanings set forth in Article VIII.

Agreement:

**NOW, THEREFORE**, in consideration of the mutual agreements and covenants herein contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

**ARTICLE I**
**PURCHASE AND SALE**

**1.1     Purchase and Sale of Assets.**  Upon the terms and subject to the conditions contained herein, at the Closing, the Company will sell, convey, transfer, assign and deliver to the Purchaser, and the Purchaser will purchase from the Company, all of the right, title and interest of the Company in and to all of the properties and assets used in, held for use in, developed for, or related to, the operation of the Business, other than the Excluded Assets (all such properties and assets other than the Excluded Assets are referred to herein as the "Purchased Assets"), free and clear of all Liens.  Without in any way limiting the generality of such term, the Purchased Assets include the following:

(a)     all bank accounts of the Company other than the Excluded Bank Account (collectively, the "Assumed Bank Accounts");

(b)  all machinery, equipment (both fixed and mobile, including computer equipment), replacement parts, maintenance stores, furniture, furnishings, fixtures, leasehold improvements, vehicles (other than any vehicles that are Excluded Assets) and other tangible personal property;

(c)  all computer software and systems (including data and related documentation), including maintenance agreements related thereto;

(d)  all items of inventory, including raw materials, work in process, finished goods, supplies, spare parts and other items of inventory and all shipping containers and other parts relating thereto, in each case whether located on the Company's premises or located elsewhere;

(e)  all of the Material Contracts (other than those relating to the Senior Debt) and each other Contract to which the Company is a party that is set forth on Schedule 1.1(e) (collectively, the "Assumed Contracts");

(f)  all accounts receivable, trade receivables, notes receivable and other receivables of the Company arising on or before the Closing Date (collectively, the "Acquired Accounts Receivable");

(g)  all Company Permits, to the extent transferable;

(h)  all prepaid accounts, expenses and deposits;

(i)  all open purchase orders or invoices entered into by the Company that relate to products or services to be provided by the Company, or products, services or supplies to be delivered for the benefit of the Company;

(j)  all Business Confidential Information;

(k)  to the extent not included in the Business Confidential Information, all books, data, records, manuals, ledgers, files, documents, correspondence, forms, and other materials and databases (in any form or medium), including all books and records and materials maintained at the offices of the Company, advertising matter, stationery, forms, labels, shipping materials, catalogs, brochures, art work, product descriptions, price lists, regulatory files, correspondence, mailing lists, purchase orders, credit, collection and sales records, sales, advertising and promotional materials and records, purchasing materials and records, personnel records, market surveys and related materials, business procedures, accounting records, litigation files, correspondence files, studies, reports, lists, and the personnel and wage records of Hired Employees and materials maintained for the Business;

(l)  all choses-in-action, rights under guarantees and warranties, rights of set-off, rights of recoupment, rights to indemnification, prepaid accounts, expenses, deposits, rights to refunds, rights with respect to Proceedings, rights of recovery and similar rights in favor of the Company with respect to any of the Purchased Assets;

(m)  the insurance policies set forth on Schedule 1.1(m) and all assets associated therewith (collectively, the "Assumed Insurance Policies");

(n)  all Intellectual Property Rights (collectively, the "Business Intellectual Property");

(o)     all rights to telephone and facsimile numbers, including all ten-digit "800", "888" or similar numbers, as well as rights to receive mail and other communications addressed to the Company (including mail and communications from customers, advertisers, suppliers, distributors, agents and others and payments with respect to the Purchased Assets);

(p)     all rights with respect to unemployment, workers' compensation and other similar insurance and related funded reserves, in each case, relating to Hired Employees;

(q)     the employee benefit plans of the Company listed on Schedule 1.1(q) and all assets associated therewith (collectively, the "Assumed Company Benefit Plans");

(r)     all rights under agreements with employees, consultants and independent contractors of the Company concerning non-competition, non-solicitation, confidentiality or ownership rights;

(s)     the goodwill generated by or associated with the Business; and

(t)     to the extent assignable by the Company to the Purchaser, all other assets of any nature whatsoever other than the Excluded Assets.

**1.2     Excluded Assets.**  The parties expressly acknowledge and agree that, notwithstanding anything to the contrary in this Agreement or any other Transaction Document, the Purchased Assets shall not include, and the Purchaser shall not purchase, the following assets, properties and rights of the Company (collectively, the "Excluded Assets"):

(a)     the assets set forth on Schedule 1.2(a);

(b)     the bank account established by the Company in connection with the transactions contemplated by this Agreement solely for use in connection with post-Closing obligations of the Company (the "Excluded Bank Account");

(c)     the Non-Conforming Inventory Items (as defined below);

(d)     all cash and cash equivalents of the Company;

(e)     each Company Benefits Plan and all assets associated therewith, other than the Assumed Company Benefit Plans and the assets associated therewith;

(f)     each insurance policy of the Company and all assets associated therewith, other than the Assumed Company Insurance Policies and the assets associated therewith;

(g)     the rights of the Company under this Agreement and the other Transaction Documents;

(h)     all choses-in-action, rights under guarantees and warranties, rights of recoupment, rights to indemnification, prepaid accounts, expenses, deposits, rights to refunds, rights with respect to Proceedings, rights of recovery and similar rights in favor of the Company exclusively related to any Excluded Assets or Excluded Liabilities; and

(i)     all taxpayer and other identification numbers and corporate or other organizational minute books, corporate seal, stock ledger, tax returns and records, and other books and records pertaining exclusively to the Company's organization, existence or capitalization.

**1.3** **Assumed Liabilities.** Subject to and upon the terms and conditions set forth in this Agreement, as partial consideration for the Purchased Assets, the Purchaser agrees to assume and pay, and discharge, perform or otherwise satisfy when due in accordance with the terms thereof, only the Liabilities of the Company referenced below in this Section 1.3 (collectively, the "Assumed Liabilities"), and no other Liabilities of the Company of any kind. The Assumed Liabilities consist solely of:

(a)     the Acquired Accounts Payable and all other Current Liabilities of the Company, as of the Closing Date, in each case solely to the extent such Assumed Accounts Payable and other Current Liabilities are reflected in the Final Working Capital Statement; and

(b)     to the extent not included in Section 1.3(a), all Liabilities of the Company arising under the Assumed Contracts and other Purchased Assets, in each case solely to the extent relating to circumstances or events first occurring or existing after the Closing (and specifically excluding any Liabilities for any breach of any such Assumed Contract by the Company that occurred prior to the Closing or any violation of Law by the Company that occurred prior to the Closing) (the "Assumed Contracts Liabilities").

For the avoidance of doubt, no right of any Purchaser Indemnified Party under this Agreement (including any right of any Purchaser Indemnified Party for indemnification or any other remedy for breach of any of the representations, warranties, contracts or agreements of the Company or the Stockholders set forth herein) shall be affected by the assumption by the Purchaser of the Assumed Liabilities.

**1.4** **Excluded Liabilities.** Notwithstanding anything else to the contrary contained in this Agreement or any other Transaction Document, the Purchaser is not assuming and will not otherwise be responsible or liable for any Liability of the Company or any of the Stockholders other than the Assumed Liabilities (all such Liabilities other than the Assumed Liabilities, the "Excluded Liabilities"). Without in any way limiting the generality of such term, the Excluded Liabilities include:

(a)     any Liability of the Company for any Indebtedness, including any Liabilities relating to the Senior Debt;

(b)     any Liability of the Company or any of the Stockholders relating to any Taxes;

(c)     any Liability of the Company under any Environmental Law, including any Liability resulting from or arising out of any Hazardous Materials present at, on, under, or originating from any of the Purchased Assets or otherwise associated with the operation of the Business prior to the Closing, regardless of whether any such Liability or Hazardous Materials were known or unknown to the Purchaser at the time of the Closing;

(d)     any Liability with respect to any Contract of the Company other than Assumed Contracts Liabilities;

(e)     any Liability of the Company under any bulk sales or bulk transfer laws of any jurisdiction which may be applicable to the transactions contemplated by this Agreement;

(f)     any Liability resulting from or arising out of any operations of the Company: (i) outside of the ordinary course prior to the Closing; or (ii) from and after the Closing;

(g)     any Liability resulting from or arising out of: (i) any employees of the Company that are not Offered Employees; or (ii) termination by the Company of its employment of the Offered Employees in connection with such persons becoming employees of the Purchaser in accordance with Section 5.3, including any Proceedings and the resulting Liabilities relating to claims of wrongful termination, age, race or sex discrimination or other violation of Law;

(h)     any Liability under any Company Benefit Plan (whether such Liability is incurred before, on or after the Closing), other than Liabilities incurred after the Closing under the Assumed Company Benefit Plans (the parties specifically agree and acknowledge that, for the avoidance of doubt, the "Liabilities incurred after the Closing under the Assumed Company Benefit Plans" do not include any Liabilities resulting from or associated with termination by the Company of its employment of the Offered Employees in connection with such persons becoming employees of the Purchaser in accordance with Section 5.3, including any employee benefits or entitlements such as severance pay, accrued vacation, sick or holiday pay and other paid time off, all of which are Excluded Liabilities);

(i)     any Liability of the Company under any insurance policy of the Company other than Liabilities incurred after the Closing under the Assumed Company Insurance Policies;

(j)     any Liability of the Company with respect to claims for indemnification, or reimbursement or advancement of expenses related to indemnification claims, by any of its officers, directors, employees or agents;

(k)     to the extent not reflected in any of the other subsections of this Section 1.4, any Liability of the Company resulting from or arising out of any of the Excluded Assets;

(l)     any Liability of any of the Company or any of the Stockholders under this Agreement or any other Transaction Document;

(m)     without limiting the generality of Section 1.4(b), any Liability resulting from or arising out of any claim or Proceeding by any Governmental Entity in any jurisdiction: (i) in which the Company does not file Tax Returns, that the Company or a Stockholder (with respect to the Company) is subject to Tax or required to file Tax Returns in that jurisdiction; (ii) where the Company or any Stockholder (with respect to the Company) files Tax Returns but does not compute its Tax on the basis of its net income attributable to such jurisdiction, that the Company or such Stockholder is subject to tax on the basis of its net income attributable to such jurisdiction; or (iii) in which the Company files Tax Returns but a Stockholder (with respect to the Company) does not file Tax Returns, that such Stockholder is subject to Tax or required to file Tax Returns with respect to the Company in that jurisdiction;

(n)     any Liability of the Company or any of the Stockholders for expenses, Taxes or fees incident to or arising out of the negotiation, preparation, approval or authorization of this Agreement, the other Transaction Documents or the consummation (or preparation for the consummation) of the transactions contemplated hereby (including all attorneys' and accountants' fees, and brokerage fees incurred by or imposed upon any of the Company or any of the Stockholders); and

(o)     any Liability incurred by the Purchaser resulting from or arising out of any sale by the Purchaser of any Non-Conforming Inventory Items to any Ultimate Buyer pursuant to Section 5.12 (including warranty and product return obligations and products liability claims), other than those arising solely from the fault of the Purchaser in connection with such sale.

Without acknowledging any liability to any Person (other than the Purchaser and the other Purchaser Indemnified Parties under this Agreement) with respect thereto, the Company and the

Stockholders hereby agree and acknowledge that the Company is retaining all of the Excluded Liabilities and the Company shall (and the Stockholders shall cause the Company to) pay, discharge, perform or otherwise satisfy, when due in accordance with the terms thereof, all of the Excluded Liabilities.

        **1.5**      **Allocation of Consideration.**  The Purchase Price and those Assumed Liabilities and other items included in "consideration" for purposes of Code section 1060 (the "Section 1060 Consideration") shall be allocated among the Purchased Assets based on their fair market values, in compliance with Code section 1060 and the Treasury Regulations thereunder, in accordance with this Section 1.5 (such allocation, the "Allocation").  For purposes of calculating the Section 1060 Consideration, the amounts, as of the Closing Date, of the accounts payable, accrued expenses and other liabilities included in the Assumed Liabilities shall equal the amounts thereof shown on the Final Post-Closing Net Working Capital Statement.  For purposes of the Allocation, the parties agree that, as of the Closing Date: (a) the aggregate fair market value of the Company's property, plant and equipment is $250,000; (b) the aggregate fair market value of the items included in the Company's Net Working Capital shall equal the aggregate amount thereof shown on the Final Post-Closing Net Working Capital Statement; and (c) the remainder of the Purchase Price shall be allocated to goodwill.  As soon as reasonably practicable after determination of the Final Post-Closing Net Working Capital Statement pursuant to Section 1.10(c), the Purchaser shall prepare and deliver to the Company a proposed Allocation (the "Draft Allocation").  The Company may notify the Purchaser in writing of any objections to the Draft Allocation within fifteen (15) days after receipt thereof, which notice shall include reasonable detail of the nature of each disputed item; *provided, however,* that the basis for dispute shall not include any objection to the methodology used to calculate the Section 1060 Consideration and the fair market values of the Company's property, plant and equipment and items included in the Company's Current Assets, as described above.  If the Company does not provide such notice within such fifteen (15) day period, the Draft Allocation shall conclusively be deemed the "Final Allocation", which shall be final and binding upon all parties hereto and shall not be subject to dispute or review.  If the Company provides such notice within such fifteen (15) day period to the Draft Allocation, then for a period of up to fifteen (15) days after the Purchaser's receipt of the objection notice, the Purchaser and the Company shall use good faith commercially reasonable efforts to resolve any dispute, and if all disputed items are so resolved, the Draft Allocation shall be revised to reflect such resolution and shall become the Final Allocation.  If the parties are unable to resolve all disputed items within such fifteen (15) day period, they shall submit only those disputed items that have not been resolved by the parties to the Independent Accountants (as defined below) for resolution.  The Independent Accountants' determination as to each disputed item shall be final and binding upon all parties hereto, and the Draft Allocation shall be revised in accordance with the Independent Accountants' determination and shall become the Final Allocation. The fees and expenses of the Independent Accountants in performing their determination under this Section 1.5 shall be borne one-half (1/2) by the Purchaser and one-half (1/2) by the Company and the Stockholders, jointly and severally.  Within fifteen (15) days after the Draft Allocation becomes the Final Allocation, the Purchaser shall prepare and deliver to the Company IRS Form 8594 and any required exhibits thereto, and any similar forms required under applicable state, local or foreign Tax Law, which shall conform with the Final Allocation, and both the Company and the Purchaser shall timely file: (a) such Form 8594 with the IRS in accordance with the requirements of Code section 1060; and (b) such other forms with the applicable Governmental Entity in accordance with the requirements of the applicable Tax Law.  Any subsequent adjustment to the consideration paid for the Purchased Assets, including any adjustment to the Purchase Price described in Section 1.10 or Section 7.11, shall be reflected in an amended Final Allocation and amended Form 8594 (and amended applicable state, local or foreign forms) that the Purchaser shall prepare and deliver to the Company.  The Company, the Stockholders and the Purchaser shall, and shall cause their respective Affiliates to, report, act and file Tax Returns in all respects and for all purposes consistent with the Final Allocation.  The Company, the Stockholders and the Purchasers shall not, and shall cause their respective Affiliates not to, take any position, whether on audit, in Tax Returns or otherwise, that is inconsistent with the Final Allocation unless required to do so by applicable Law.

**1.6** **The Closing.** The closing of the purchase and sale of the Purchased Assets contemplated by this Agreement (the "Closing") shall take place at the same time at which this Agreement is executed and delivered by the parties. The date on which the Closing takes place is referred to herein as the "Closing Date".

**1.7** **Purchase Price; Payments at Closing.** The aggregate consideration being paid by the Purchaser to the Company for the Purchased Assets will consist of: (x) assumption by the Purchaser of the Assumed Liabilities on the terms and conditions set forth in this Agreement and (y) payment of the sum of $25,000,000 plus the Equalization Payment, as adjusted pursuant to Section 1.10 (the "Purchase Price"). The Purchase Price shall be paid at the Closing as follows:

(a)     to the Senior Lender, on behalf of the Company, any amount necessary to pay off in full all Liabilities relating to the Senior Debt (the "Senior Debt Payoff Amount");

(b)     to the Escrow Agent, $1,600,000 (the "Indemnity Escrow Deposit"), in accordance with Section 1.9(a);

(c)     to the Escrow Agent, $800,000 (the "Net Working Capital Escrow Deposit"), in accordance with Section 1.9(b);

(d)     to RG Tube Holdings, LLC, a Delaware limited liability company ("RG Parent"), $5,000,000 on behalf of Lore and $1,000,000 on behalf of Hebert, in satisfaction of their respective purchase price payment obligations with respect to units in RG Parent under the Subscription Agreement, of even date herewith, by and among RG Parent, Lore and Hebert (the "Subscription Agreement"), which amount shall offset the portions of the Remaining Purchase Price Amount (as defined below) that the Company would otherwise distribute to Lore and Hebert in its contemplated *pro rata* distribution to the Stockholders with respect to the Company after the Closing, in accordance with the Flow of Payments Letter Agreement (as defined below); and

(e)     the balance to the Company (the "Remaining Purchase Price Amount").

In order to facilitate the payments contemplated by the foregoing subsections of this Section 1.7, not less than one (1) Business Day nor more than five (5) Business Days prior to the Closing, the Company will prepare and deliver to Purchaser a memorandum setting forth its calculation of the Senior Debt Payoff Amount (if any) and the resulting Remaining Purchase Price Amount, along with wire transfer information for the Senior Lender and the Company.

**1.8** **Closing Deliveries.**

(a)     Company and Stockholder Deliveries. At the Closing, the Company and the Stockholders shall deliver or cause to be delivered to the Purchaser:

(i)     a bill of sale for all of the Purchased Assets that are tangible personal property in the form attached hereto as Exhibit A (the "Bill of Sale"), duly executed by the Company;

(ii)     an assignment of all of the Purchased Assets that are intangible personal property in the form attached hereto as Exhibit B, which assignment shall also contain the Purchaser's assumption of the Assumed Liabilities (the "<u>Assignment and Assumption Agreement</u>"), duly executed by the Company;

(iii)  such other bills of sale, assignments, certificates of title, documents and other instruments of transfer and conveyance as may reasonably be requested by the Purchaser, each in form and substance satisfactory to the Purchaser, duly executed by the Company;

(iv)  evidence reasonably satisfactory to the Purchaser concerning satisfaction of the Senior Debt and release of any Liens associated with the Senior Debt, including payoff letters executed by the lenders of the Senior Debt stating the amount necessary to pay off the Senior Debt in full as of the Closing Date;

(v)  evidence reasonably satisfactory to the Purchaser concerning receipt by the Company of consents of counterparties to each of the Assumed Contracts listed on <u>Schedule 1.8(a)(v)</u> concerning the assignment of such Assumed Contract by the Company to the Purchaser as contemplated by this Agreement;

(vi)  articles of amendment to the Company's articles of incorporation ready to be filed with the State of Louisiana providing for change of the name of the Company to a name not including the words "Mid-South Control Line" or any variation thereof (the "<u>Name Change Documents</u>");

(vii)  the Escrow Agreement, duly executed by the Company, Lore and Hebert;

(viii)  an employment agreement between the Purchaser and Lore, in the form attached hereto as <u>Exhibit C</u> (the "<u>Lore Employment Agreement</u>"), duly executed by Lore;

(ix)  an employment agreement between the Purchaser and Hebert, in the form attached hereto as <u>Exhibit D</u> (the "<u>Hebert Employment Agreement</u>"), duly executed by Hebert;

(x)  an employment agreement between the Purchaser and George Plaisance, in the form attached hereto as <u>Exhibit E</u> (the "<u>Plaisance Employment Agreement</u>"), duly executed by George Plaisance;

(xi)  non-competition, non-solicitation and confidentiality agreements, each in the form attached hereto as <u>Exhibit F</u> (collectively, the "<u>Employee Agreements</u>"), duly executed by each of Ryan Lore, Richard Lore, Jr., Jessie Cochran and Blaise Cobert;

(xii)  the Subscription Agreement, the Letter Agreement, dated as of February 27, 2008, by and among RG Parent, Lore and Hebert (the "<u>RG Parent Units Letter Agreement</u>"), Joinder Agreements between RG Parent and each of Lore and Hebert, and any other documents required to effect the investments contemplated by the Subscription Agreement, each duly executed by Lore and Hebert;

(xiii)  the Letter Agreement, dated as of February 27, 2008, by and among RG Parent, the Purchaser, the Company and the Stockholders (the "<u>Flow of Payments Letter Agreement</u>");

(xiv)  amended and restated lease agreements between the Company and Lobo Holdings, LLC, concerning the properties located at 5208 Taravella Road, Marrero, LA 70072 and 5216 Taravella Road, Marrero, LA 70072, each in a form reasonably satisfactory to the Purchaser, duly executed by the parties thereto;

(xv)     evidence reasonably satisfactory to the Purchaser stating the terms of the lease between the Company and Lore concerning the house located at 3 Dragon Hill, The Woodlands, TX 77381;

(xvi)     a secretary's certificate, dated as of the Closing Date, duly executed by the Secretary of the Company, certifying: (A) the Organizational Documents of the Company, as in effect as of the Closing; (B) resolutions adopted by the board of directors of the Company approving the transactions contemplated by this Agreement; (C) resolutions adopted by the stockholders of the Company approving the transactions contemplated by this Agreement; and (D) the incumbent officers of the Company as of the Closing; and

(xvii)     a good standing certificate for the Company for its jurisdiction of organization and each jurisdiction in which the Company is registered as a foreign corporation, dated as of a date as near as reasonably practicable to the Closing Date.

(b)     <u>Purchaser Deliveries to the Stockholders</u>.  At the Closing, the Purchaser shall deliver or cause to be delivered to the Company or the Stockholders (as applicable):

(i)     the Remaining Purchase Price Amount, by wire transfer of immediately available funds to the Company's account, pursuant to <u>Section 1.7(e)</u>;

(ii)     the Bill of Sale, duly executed by the Purchaser;

(iii)     the Assignment and Assumption Agreement, duly executed by the Purchaser;

(iv)     the Escrow Agreement, duly executed by the Purchaser;

(v)     the Lore Employment Agreement, duly executed by the Purchaser;

(vi)     the Hebert Employment Agreement, duly executed by the Purchaser;

(vii)     the Plaisance Employment Agreement, duly executed by the Purchaser;

(viii)     the Subscription Agreement, the RG Parent Units Letter Agreement and any other documents required to effect the investments contemplated by the Subscription Agreement, each duly executed by RG Parent;

(ix)     a certificate of coverage with respect to the matters referenced in <u>Section 5.11</u> that is reasonably satisfactory of the Company;

(x)     a secretary's certificate, dated as of the Closing Date, duly executed by the Secretary of the Purchaser, certifying: (A) the Organizational Documents of the Purchaser as in effect as of the Closing; (B) resolutions adopted by the board of directors of the Purchaser approving the transactions contemplated by this Agreement; and (C) the incumbent officers of the Purchaser as of the Closing; and

(xi)     a good standing certificate for the Purchaser for its jurisdiction of organization, dated as of a date as near as reasonably practicable to the Closing Date.

(c)     Purchaser Deliveries to the Escrow Agent.  At the Closing, the Purchaser shall deliver or cause to be delivered to the Escrow Agent, by wire transfer of immediately available funds: (i) the Indemnity Escrow Deposit to the Indemnity Escrow Account; and (ii) the Net Working Capital Escrow Deposit to the Net Working Capital Escrow Account.

(d)     Purchaser Delivery to the Senior Lender.  At the Closing, the Purchaser shall deliver or cause to be delivered to the Senior Lender, by wire transfer of immediately available funds, the Senior Debt Payoff Amount, if any.

(e)     RG Parent Payment.  At the Closing, the Purchaser shall pay or cause to be paid to RG Parent the $6,000,000 purchase price amount set forth in the Subscription Agreement.

1.9     **Escrow.**

(a)     Indemnity Escrow. At the Closing, pursuant to and in accordance with Section 1.8(c)(i), the Purchaser will deposit the Indemnity Escrow Deposit into an escrow account (the "Indemnity Escrow Account") established by the Purchaser and the Company with Capital One Bank, N.A. (the "Escrow Agent") pursuant to an escrow agreement by and among the Purchaser, the Company and the Escrow Agent, in the form attached hereto as Exhibit G (the "Escrow Agreement"). The Indemnity Escrow Deposit, together with any interest and other earnings thereon (collectively, the "Indemnity Escrow Funds"), will be held from and after the Closing until the date that is fifteen (15) months after the Closing Date (subject to extension for any then-pending claims of Purchaser Indemnified Parties under Article VII) (as so extended, the "Indemnity Escrow Period"), to serve as a source of recovery for: (i) any indemnifiable Losses owed by the Stockholders to Purchaser Indemnified Parties pursuant to Article VII; and (ii) if the Purchaser elects such method of satisfaction, any A/R Settlement Amount owed by the Company and the Stockholders to the Purchaser pursuant to Section 5.9. As soon as reasonably practicable after the date that is fifteen (15) months after the Closing Date (the "Initial Indemnity Escrow Period End Date"), the Escrow Agent shall release to the Company any Indemnity Escrow Funds remaining in the Indemnity Escrow Account as of the Initial Indemnity Escrow Period End Date that are not then subject to any then-pending claims of Purchaser Indemnified Parties under Article VII.  Any Indemnity Escrow Funds held in the Indemnity Escrow Account after the Initial Indemnity Escrow Period End Date because of the existence of then-pending claim(s) of Purchaser Indemnified Parties under Article VII shall be released from the Indemnity Escrow Account to the Purchaser or the Company (as applicable) upon resolution of the applicable claim(s), pursuant to the terms and conditions of the Escrow Agreement.  The Purchaser, the Company and the Stockholders each agree to promptly take all actions (including executing and delivering joint written instructions to the Escrow Agent) requested by any of the other parties to effect releases of Indemnity Escrow Funds in accordance with this Section 1.9(a), Section 5.9, Article VII and the Escrow Agreement.

(b)     Net Working Capital Escrow.  At the Closing, pursuant to and in accordance with Section 1.8(c)(ii), the Purchaser will deposit the Net Working Capital Escrow Deposit into an escrow account (the "Net Working Capital Escrow Account") established by the Purchaser and the Company with the Escrow Agent pursuant to the Escrow Agreement.  The Net Working Capital Escrow Deposit, together with any interest and other earnings thereon (collectively, the "Net Working Capital Escrow Funds"), will be held from and after the Closing until the Final Net Working Capital has been determined pursuant to Section 1.10(c) and, if applicable, the required amount of Net Working Capital Escrow Funds have been released to the Purchaser in connection with a Downward Net Working Capital Adjustment pursuant to Section 1.10(d) (the "Net Working Capital Escrow Period").  As soon as reasonably practicable after the end of the Net Working Capital Escrow Period, the Escrow Agent shall release to the Company any Net Working Capital Escrow Funds remaining in the Net Working Capital Escrow Account after release of any Net Working Capital Escrow Funds required to be released to the Purchaser in connection with a Downward Net Working Capital Adjustment pursuant to Section 1.10(d), to the extent applicable. The Purchaser, the Company and the Stockholders shall each promptly take all actions (including executing and delivering joint written instructions to the Escrow Agent) requested by any of the other parties to effect the releases of Net Working Capital Escrow Funds in accordance with this Section 1.9(b), Section 1.10(d) and the Escrow Agreement.

**1.10** **Net Working Capital Adjustment.**

(a) *Joint Inventory*. On or before the Closing Date, the Purchaser and the Company shall jointly: (i) determine the Inventory items as of the Closing Date that are slow moving, obsolete or of below standard quality, which shall be set forth on Schedule 1.10(a) (collectively, the "Non-Conforming Inventory Items"); and (ii) determine the physical quantities of Inventory items as of the Closing Date, each of which determinations shall be final and binding on the parties (collectively, the "Joint Inventory Determinations").

(b) *Adjustment at Closing*. The Company shall (and the Stockholders shall cause the Company to) prepare in consultation with the Purchaser and deliver to the Purchaser, not less than one (1) Business Day prior to the Closing Date, a statement (the "Preliminary Net Working Capital Statement") setting forth the Company's good faith estimated calculation of the Net Working Capital as of the Closing, which shall be prepared: (i) consistent with the Company's past practices (which shall, other than as described in Section 2.4(a)(ii) of the Company Disclosure Schedule, be in accordance with GAAP); and (ii) using the same methodology and manner of calculation as the example calculation set forth in Schedule 1.10(b), and include reasonable support for the calculations made therein. The Purchase Price paid at the Closing pursuant to Section 1.7 shall be adjusted, dollar for dollar, up or down, as appropriate, to the extent that the Net Working Capital set forth on the Preliminary Net Working Capital Statement (the "Estimated Net Working Capital") is greater than or less than $4,850,000.

(c) *Post-Closing Working Capital Statement*. As soon as reasonably practicable (and in any event within sixty (60) days) after the Closing Date, the Purchaser shall prepare and deliver to the Company and the Stockholders a statement (the "Post-Closing Net Working Capital Statement") setting forth its calculation of the Net Working Capital as of the Closing, which statement shall be prepared: (i) using the Joint Inventory Determinations; (ii) as to the method of valuing Inventory, using the historical cost of each Inventory item on a first-in/first-out basis applied in the same manner as was used in preparation of the 2007 Financial Statements; (iii) consistent with the Company's past practices (which shall, other than as described in Section 2.4(a)(ii) of the Company Disclosure Schedule, be in accordance with GAAP); and (iv) using the same methodology and manner of calculation as the example calculation set forth in Schedule 1.10(b), and include reasonable support for the calculations made therein. If the Company and the Stockholders disagree with the Post-Closing Net Working Capital Statement, the Company and the Stockholders may, within ten (10) Business Days after receipt thereof, notify the Purchaser in writing (the "Net Working Capital Dispute Notice"), which Net Working Capital Dispute Notice shall provide reasonable detail of the nature of each disputed item on the Post-Closing Net Working Capital Statement and provide reasonable support for each such position; provided, however, that the only bases for objection shall be: (i) non-compliance with the standards set forth in this Section 1.10(c) for the preparation of the Post-Closing Net Working Capital Statement or as set forth in the definition of Net Working Capital; and (ii) computational errors. During such ten (10) Business Day period and any subsequent time period in which the Post-Closing Net Working Capital Statement is being disputed as provided in this Section 1.10(c), the Purchaser shall provide the Company and the Stockholders and their representatives with reasonable access, upon reasonable notice and during times mutually and reasonably agreeable to the Purchaser, on the one hand, and the Company and the Stockholders, on the other hand, to the books, records and working papers of the Business related to the calculations underlying the Post-Closing Net Working Capital Statement. Unless the Company and the

Stockholders deliver a Net Working Capital Dispute Notice within ten (10) Business Days after delivery of the Post-Closing Net Working Capital Statement, such Post-Closing Net Working Capital Statement shall be conclusively deemed the "Final Post-Closing Net Working Capital Statement," shall be final and binding upon all parties, and shall not be subject to dispute or review. Any items or calculations not disputed by the Company and the Stockholders in the Net Working Capital Dispute Notice shall be conclusively deemed to have been agreed upon by the Company and the Stockholders and shall be final and binding upon all parties and shall not be subject to dispute or review. For a period of fifteen (15) days after receipt by the Purchaser of the Net Working Capital Dispute Notice, the Purchaser, on the one hand, and the Company and the Stockholders, on the other hand, shall use good faith commercially reasonable efforts to resolve the disputed items between themselves and, if the parties are able to resolve all of the disputed items during such time period, the Post-Closing Net Working Capital Statement shall be revised to the extent necessary to reflect such resolution, shall be conclusively deemed the "Final Post-Closing Net Working Capital Statement", shall be final and binding upon all parties, and shall not be subject to dispute or review. If the parties are unable to resolve all of the disputed items within such fifteen (15) day period, the parties shall jointly engage a nationally-recognized accounting firm reasonably acceptable to the Purchaser, on the one hand, and the Company and the Stockholders, on the other hand, with no relationship with any of the parties or any of their respective Affiliates (the "Independent Accountants") and submit the disputed items to the Independent Accountants for resolution. The Independent Accountants shall act as experts and not arbiters and shall determine only those items on the Post-Closing Net Working Capital Statement being disputed by the Purchaser, on the one hand, and the Company and the Stockholders, on the other hand, as of the time of engagement of the Independent Accountants. The Purchaser, the Company and the Stockholders shall instruct the Independent Accountants to not assign a dollar amount to any item in dispute greater than the greatest dollar amount for such item assigned by the Purchaser, on the one hand, or the Company and the Stockholders, on the other hand (as applicable), or less than the dollar amount for such item assigned by the Purchaser, on the one hand, or the Company and the Stockholders, on the other hand (as applicable). Promptly, but no later than thirty (30) days after engagement, the Independent Accountants shall deliver a written report to the Purchaser, the Company and the Stockholders as to the resolution of the disputed items, which shall state the resulting determination of the Final Net Working Capital. The Post-Closing Net Working Capital Statement as determined by the Independent Accountants shall be conclusively deemed the "Final Post-Closing Net Working Capital Statement," shall be final and binding upon all parties and shall not be subject to dispute or review. The Net Working Capital as of the Closing set forth on the Final Post-Closing Net Working Capital Statement is referred to herein as the "Final Net Working Capital." The fees and expenses of the Independent Accountants incurred in connection with the resolution of disputes pursuant to this Section 1.10(c) shall be borne jointly and severally by the Company and the Stockholders unless the Final Net Working Capital determined by the Independent Accountants is greater by more than one-half of one percent (0.5%) than the Net Working Capital proposed by the Purchaser in the Post-Closing Net Working Capital Statement, in which case the fees and expenses of the Independent Accountant incurred in connection with the resolution of disputes pursuant to this Section 1.10(c) shall be borne by the Purchaser.

(d)     Post-Closing Net Working Capital Adjustment. In addition to the Purchase Price adjustment relating to Net Working Capital occurring at Closing pursuant to Section 1.10(b), the Purchase Price shall be further adjusted, dollar for dollar, up or down, as appropriate, by an amount (the "Net Working Capital Adjustment Amount") equal to the Final Net Working Capital minus the Estimated Net Working Capital, which amount may be positive or negative, subject to the following sentences of this Section 1.10(d). If the Net Working Capital Adjustment Amount is a negative number, there shall be a downward Net Working Capital adjustment equal in amount to the absolute value of the Net Working Capital Adjustment Amount (a "Downward Net Working Capital Adjustment") and such Downward Net Working Capital Adjustment shall be satisfied, within five (5) Business Days after determination of the Final Net Working Capital, as follows: (i) first, by release to the Purchaser of Net Working Capital

Escrow Funds; and (ii) *second*, to the extent that there are not sufficient Net Working Capital Escrow Funds in the Net Working Capital Escrow Account to satisfy such obligation in full, the Company and the Stockholders shall jointly and severally pay the unsatisfied amount to the Purchaser by wire transfer of immediately available funds. If the Net Working Capital Adjustment Amount is a positive number, there shall be an upward Net Working Capital adjustment equal in amount to the absolute value of the Net Working Capital Adjustment Amount (an "Upward Net Working Capital Adjustment") and such Upward Net Working Capital Adjustment shall be satisfied, within five (5) Business Days after determination of the Final Net Working Capital, by payment by the Purchaser to the Company of the Upward Working Capital Adjustment amount, by wire transfer of immediately available funds. If any payment required under this Section 1.10(d) is not made in full within five (5) Business Days after determination of the Final Net Working Capital, such payment will thereafter bear simple interest at a rate equal to the prime rate in effect from time to time (as published in the Wall Street Journal) plus two (2) percentage points, until paid in full.

(e)     Definitions. As used in this Section 1.10: (i) "Net Working Capital" means the Current Assets minus Current Liabilities; (ii) "Current Assets" means, solely to the extent included in the Purchased Assets, any cash in the Assumed Bank Accounts as of the Closing, short-term investments, accounts receivable, accounts receivable accrued, inventory, deposits (including lease deposits), retainers, work in process, prepaid expenses and other current assets of the Company, in each case as determined consistent with the Company's past practices (which shall, other than as described in Section 2.4(a)(ii) of the Company Disclosure Schedule, be in accordance with GAAP) (excluding: (A) any effects from purchase accounting; and (B) any receivables from the Stockholders or any other related parties); and (iii) "Current Liabilities" means, solely to the extent included in the Assumed Liabilities, all accounts payable, accrued expenses and other current liabilities of the Company, in each case as determined consistent with the Company's past practices (which shall, other than as described in Section 2.4(a)(ii) of the Company Disclosure Schedule, be in accordance with GAAP) (excluding: (A) any effects from purchase accounting; and (B) any Liabilities of the Company that are satisfied in full at Closing pursuant to Section 1.7).

(e)     Clarification. For the avoidance of doubt, the parties agree and acknowledge that any Net Working Capital adjustment pursuant to this Section 1.10 will not preclude the Purchaser Indemnified Parties from recovering any indemnifiable Losses in accordance with Article VII arising out of any breach of the Stockholders' representations and warranties set forth in Section 2.4, but the Purchaser shall not be entitled to recover twice for the same matter.

**1.11    Bulk Sales Laws.** The Company, the Stockholders and the Purchaser hereby waive, to the fullest extent allowable under applicable law, compliance with the requirements of the bulk sales or bulk transfer laws of any jurisdiction which may be applicable to the transactions contemplated by this Agreement.

## ARTICLE II
## REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY

The Company and the Stockholders each hereby jointly and severally represent and warrant to the Purchaser as follows:

**2.1    Existence; Good Standing; Authority; Enforceability.** The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Louisiana and has all required power and authority to own and operate its properties and to conduct its business, as presently conducted and presently planned by the Company to be conducted. The Company is duly licensed or qualified to do business as a foreign corporation and is in good standing in each jurisdiction listed on

Section 2.1(a) of the Company Disclosure Schedule, which constitute all jurisdictions in which such license or qualification is necessary under the applicable Law as a result of the conduct of the Company's Business by the Company, except where the failure to be so licensed or qualified or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has the required corporate power and authority to execute and deliver this Agreement and the other documents contemplated hereby (collectively, the "Transaction Documents"), to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents by the Company, the performance by the Company of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all required corporate action on the part of the Company (including approval by the Company's board of directors and stockholders), and no other corporate authorization or proceedings on the part of the Company (including approval by the Company's board of directors and stockholders) are required therefor. This Agreement and the other Transaction Documents to which the Company is a party, have each been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement and such other Transaction Documents by the Purchaser and the Stockholders (as applicable), this Agreement and, except as set forth on Section 2.1(b) of the Company Disclosure Schedule, such other Transaction Documents constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except for the Equitable Exceptions. Correct and complete copies of the Company's Organizational Documents and minutes reflecting all meetings and consents in lieu of meetings of the Company's board of directors, any committees thereof, and the Company's stockholders have been supplied by the Company to the Purchaser. The books of account, stock records, minute books and other records of the Company are accurate, up to date and complete, and have been maintained in all material respects in accordance with prudent business practices and all applicable Laws. The Company is not in default under or in violation of any provision of its Organizational Documents or any resolution adopted by the Company's board of directors, any committee thereof, or its stockholders.

**2.2** **Capitalization; Subsidiaries.**

(a) The authorized capital stock of the Company consists of fifty thousand (50,000) shares of Common Stock, no par value per share, consisting of Class A Common Stock of the Company ("Class A Common Stock") and Class B Common Stock of the Company ("Class B Common Stock"), of which: (i) the only issued and outstanding shares of Class A Common Stock are the ninety-eight (98) shares of Class A Common Stock held by Lore, both individually and as Trustee of the Lore Trusts; and (ii) the only issued and outstanding shares of Class B Common Stock are the eight (8) shares of Class B Common Stock held by Hebert. All of the issued and outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable, and none of them were issued in violation of any pre-emptive rights, rights of first offer or first refusal or similar rights, or in violation of the Securities Act or any other applicable securities Law. There are no outstanding options, warrants, Contracts or other rights of any kind, whether written or oral, to acquire (including securities exercisable or exchangeable for or convertible into) any shares of any class of capital stock of the Company (or securities convertible into or exchangeable or exercisable for any such shares). There are no Contracts to which the Company or any other Person is a party with respect to: (i) voting of any shares of capital stock of the Company (including any proxy or director nomination rights); or (ii) transfer of any shares of capital stock of the Company (including any right of first refusal, drag-along, tag-along and pre-emptive rights). There are no stock option, stock incentive or other plans, programs, arrangements or Contracts (whether written or oral) providing for the issuance or grant of options to purchase or acquire shares of capital stock of the Company, restricted stock, stock appreciation rights, phantom stock or any other interest or right in respect of or concerning any capital stock of the Company. The Company has no obligation (contingent or otherwise) to purchase, redeem, retire, call or otherwise acquire any shares of its capital stock or any interest or right in respect of or concerning any capital stock of the Company.

(b)     The Company does not own or control, directly or indirectly, any capital stock or other equity interest in any other Person.  The Company is not a successor in interest to any other Person, whether by merger, consolidation or other business combination, reorganization, acquisition of assets or otherwise.

**2.3     No Conflict; Consents and Approvals.**

(a)     Neither the execution, delivery and performance by the Company and the Stockholders of this Agreement and the other Transaction Documents to which they are a party, nor the consummation by the Company and the Stockholders of the transactions contemplated hereby and thereby in accordance with the provisions hereof and thereof does or will: (i) conflict with, violate or result in a breach of any of the Organizational Documents of the Company; (ii) materially violate, materially conflict with, result in a material breach of any provision of, constitute a default (or an event which, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in a loss of any material right or material benefit under, require the consent of the other party or parties thereto under, result in the termination of, accelerate the performance required by, or (except as set forth in Section 2.3(b) of the Company Disclosure Schedule) result in the other party or parties thereto having a right of termination, amendment, modification, cancellation or acceleration under, any Contract to which the Company is a party or to which any of its property is subject; (iii) materially violate any Law or Order applicable to the Company or any of its assets or properties; (iv) result in the creation or imposition of any Lien upon any of the assets or properties of the Company or upon any of the shares of Company capital stock; (v) result in the vesting of, the payment of, or the creation of any obligation, whether absolute or contingent, to vest or pay, on behalf of the Company, any equity or equity-related grant, bonus, severance, termination, "golden parachute" or other similar payment (including any "double-trigger" rights), whether pursuant to a Contract or under applicable Law, with respect to any current or former employee, officer or director of the Company or any other Person; (vi) give any Governmental Entity the right to revoke, suspend, modify or terminate any Company Permit; or (vii) give any Governmental Entity or other Person the right to challenge any of the transactions contemplated by this Agreement.

(b)     Except as set forth on Section 2.3(b) of the Company Disclosure Schedule, the execution, delivery and performance by the Company and the Stockholders of this Agreement and the other Transaction Documents to which they are a party, and the consummation by the Company and the Stockholders of the transactions contemplated hereby and thereby in accordance with the provisions hereof and thereof will not: (i) require any consent, waiver, approval, authorization, order or permit of, declaration, filing or registration with, other action by, or notification to, any Governmental Entity; or (ii) require the consent, waiver, approval, authorization, notification or action of, by or to (as applicable) any other Person pursuant to any Contract to which the Company is a party or to which any of its property is subject.  The Company has, on or prior to the Closing, given all notices, made all filings and obtained all consents set forth on Schedule 1.8(a)(v).

**2.4     Financial Statements; Undisclosed Liabilities; Accounts Receivable; Inventory; Financial Controls.**

(a)     Attached as Section 2.4(a)(i) of the Company Disclosure Schedule are correct and complete copies of: (i) the unaudited balance sheet of the Company as of December 31, 2006 and related unaudited statements of income, shareholders' equity and cash flows for the year ended December 31, 2006  (the "2006 Financial Statements"); and (ii) the unaudited balance sheet of the Company as of December 31, 2007 and the related unaudited statements of income, shareholders' equity and cash flows for the year ended December 31, 2007 (the "2007 Financial Statements" and, collectively with the 2006 Financial Statements, the "Financial Statements"). Except as set forth on Section 2.4(a)(ii) of the Company Disclosure Schedule, the Financial Statements have been prepared in accordance with GAAP consistently applied throughout the periods indicated therein, have been prepared in accordance with the books and records of the Company, and present fairly, in all material respects, the financial condition, results of operations and cash flows of the Company as of the respective dates and during the respective periods indicated therein. The Company is not a party to, and it does not otherwise have any Liabilities under, any off-balance sheet arrangements.

(b) Except for: (i) Liabilities set forth on the 2007 Financial Statements; (ii) Liabilities incurred after December 31, 2007 in the ordinary course of business (none of which results from or relates to any breach of contract, breach of warranty, tort, infringement or violation of Law), which are not material, either individually or in the aggregate; and (iii) Liabilities set forth on Section 2.4(b) of the Company Disclosure Schedule, the Company has no material Liabilities.

(c) Except: (i) for trade payables incurred in the ordinary course of business and either set forth on the 2007 Financial Statements or incurred since the date of the 2007 Financial Statements (none of which results from or relates to any breach of contract, breach of warranty, tort, infringement or violation of law); and (ii) as set forth on Section 2.4(c) of the Company Disclosure Schedule, the Company has no Indebtedness.

(d) All of the Acquired Accounts Receivable: (i) represent valid obligations of customers of the Company arising from bona fide transactions entered into in the ordinary course of business; and (ii) are current and collectible in full, without any counterclaim or set off, when due (and in no event later than ninety (90) days after the Closing Date), subject to any allowance for doubtful accounts set forth in the 2007 Financial Statements. Except as set forth on Section 2.4(d)(i) of the Company Disclosure Schedule, no Person has any Lien on any of the Acquired Accounts Receivable or any part thereof, and no Contract concerning any deduction, free goods, discount or other deferred price or quantity adjustment has been made with respect to any such Acquired Accounts Receivable. Except as set forth on Section 2.4(d)(ii) of the Company Disclosure Schedule, no accounts payable of the Company have been outstanding for more than ninety (90) days.

(e) The Company has not modified the terms of, discounted, set off or accelerated the collection of any of the accounts receivable of the Company within the one (1) year period prior to the date of this Agreement. Except as set forth on Section 2.4(e) of the Company Disclosure Schedule, the Company has not delayed any of the payment terms or otherwise paid any of the accounts payable of the Company outside the ordinary course of the Company's business consistent with past practice within the one (1) year period prior to the date of this Agreement.

(f) All of the inventory of the Company ("Inventory") other than the Non-Conforming Inventory is of a quality and quantity usable and, with respect to finished goods, saleable in the ordinary course of business consistent with past practices, subject to reserves for slow moving, obsolete or below standard quality items that have been, except as set forth on Section 2.4(a)(ii) of the Company Disclosure Schedule, established in accordance with GAAP. The aggregate value of the Inventory as reflected in the balance sheet included in the 2007 Financial Statements, as adjusted through the date of this Agreement, has been written down on the books of account of the Company to realizable market value or adequate reserves have been provided therein in accordance, except as set forth on Section 2.4(a)(ii) of the Company Disclosure Schedule, with GAAP. Section 2.4(f)(i) of the Company Disclosure Schedule lists all of the Inventory as of the Closing Date and, with respect to Inventory owned by or held for the account of a customer, identifies such customer and Inventory in reasonable detail, and specifies the location of such Inventory. Schedule 1.10(a) specifically identifies all items of Inventory that are slow moving, obsolete or of below standard quality.  Except: (i) for Inventory in transit in the ordinary course of business consistent with past practices; and (ii) as set forth on Section 2.4(f)(iii) of the Company Disclosure Schedule, all Inventory is located at the Company's Marrero, LA facility.

(g)　　　The Company maintains books and records that, in all material respects, accurately and completely reflect its assets and liabilities.  To the Company's Knowledge, the Company maintains internal accounting controls that are sufficient to provide reasonable assurance that: (i) transactions are executed only in accordance with management's authorization; (ii) except as set forth on Section 2.4(a)(ii) of the Company Disclosure Schedule, transactions are recorded as necessary to permit preparation of the financial statements of the Company in accordance with GAAP and to maintain accountability for the assets and liabilities of the Company; (iii) receipts and expenditures of the Company are executed only in accordance with management's authorization; (iv) unauthorized acquisition, disposition or use of assets is prevented or timely detected; and (v) accounts, notes and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.  To the Company's Knowledge, except as set forth on Section 2.4(g) of the Company Disclosure Schedule, there are no weaknesses in the design or operation of such internal accounting controls that could materially adversely affect the ability of the Company to initiate, record, process and report financial data.

**2.5**　　　**Absence of Certain Changes.**　Since December 31, 2007, there has not been any event or change in the Company's Business which has had or could reasonably be expected to have a Material Adverse Effect.  Without limiting the generality of the foregoing, except as set forth in Section 2.5 of the Company Disclosure Schedule, since December 31, 2007, the Company has conducted its business and affairs only in the ordinary course of business consistent with past practice, and the Company has not:

(a)　　　entered into, amended, modified, waived any rights under, or terminated any Material Contract;

(b)　　　made any capital expenditure(s) or entered into any commitment therefor that involve more than $25,000 individually or $50,000 in the aggregate;

(c)　　　issued any capital stock of the Company or any security that is convertible into or exercisable or exchangeable for any capital stock of the Company, redeemed or otherwise acquired any capital stock of the Company, declared or paid any dividend or made any distribution or payment in respect of any capital stock of the Company, split, combined or reclassified any capital stock of the Company, or amended any of its Organizational Documents;

(d)　　　except as set forth on Section 2.5(d) of the Company Disclosure Schedule, paid any bonus to, or changed any salary of, any of its employees, officers or directors;

(e)　　　entered into, amended, modified, waived or terminated any Company Benefit Plan or entered into any collective bargaining agreement;

(f)　　　made any loan or advance to any Person, other than: (i) the extension of trade credit to customers of the Company in the ordinary course of business consistent with past practice; and (ii) advances to employees, officers and directors of the Company to cover reimbursable travel and similar business expenses in the ordinary course of business consistent with past practice and not exceeding $5,000 with respect to any single Person and $10,000 in the aggregate;

(g)　　　entered into any transaction that would be required to be disclosed under Section 2.21 (Related Party Transactions);

(h)　　sustained any material damage to or destruction or loss of any material property owned or used by the Company, whether or not covered by insurance, or waived or released any right of material value;

(i)　　incurred any Indebtedness or redeemed, retired or prepaid any Indebtedness, in each case other than trade payables incurred and paid in the ordinary course of business consistent with past practice;

(j)　　guaranteed any obligation of any other Person;

(k)　　sold, encumbered or otherwise transferred any tangible or intangible assets outside the ordinary course of business consistent with past practice;

(l)　　made any change in the accounting methods, practices or principles used by the Company (including methods for calculating any bad debt, contingency or other reserve for accounting, financial reporting or Tax purposes), other than changes that were required by GAAP or applicable Law;

(m)　　acquired or agreed to acquire by merging or consolidating with, or by way of any other business combination, or by purchasing or exchanging any material portion of the capital stock, other equity interests or assets of, or by any other manner, any other Person;

(n)　　commenced any Proceeding against any other Person or received written notice of the commencement of any Proceeding against the Company, or settled or compromised any Proceeding; or

(o)　　committed or agreed to any of the foregoing.

**2.6**　　**Material Contracts.**　Section 2.6 of the Company Disclosure Schedule sets forth a correct and complete list of all Contracts that are material to the Company's Business, as it is presently conducted and proposed by the Company to be conducted (collectively, the "Material Contracts"). Without in any way limiting the generality of such term, the Material Contracts include:

(a)　　any Contract under which the Company: (i) sold or purchased products or services pursuant to which the aggregate of payments due to or from the Company, respectively, in the one (1) year period ending on the date of this Agreement, was equal to or exceeded $100,000; or (ii) anticipates selling or purchasing products or services during the one (1) year period after the date of this Agreement in which the aggregate payments due to or from the Company, respectively, for such products or services are expected to equal or exceed $100,000;

(b)　　any Contract with any current or former employee, officer or director of, or consultant or independent contractor to, the Company, including Contracts concerning severance and similar matters;

(c)　　any Contract under which the Company has agreed to indemnify any other Person or directly or indirectly guaranteed or otherwise agreed to be responsible for any Liabilities of any other Person;

(d)　　any Contract that contains a covenant not to compete or any other Contract limiting or restricting the ability of the Company to enter into or engage in any market or line of business, to operate in any area or territory, or to solicit or hire employees or other Persons;

(e)     any Contract under which the Company is the beneficiary of any non-competition, non-solicitation or similar rights;

(f)     any Contract which cannot be terminated without penalty or payment within ninety (90) days by the Company;

(g)     any Contract involving or resulting in a commitment of Company to make a capital expenditure or to purchase a capital asset involving at least $25,000;

(h)     any lease or similar agreement pursuant to which: (i) the Company is the lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any third Person for annual rent or similar payments in excess of $25,000; or (ii) the Company is the lessee of, or holds or uses, any real property owned by any third Person;

(i)     any license agreement or other Contract relating to Business Intellectual Property;

(j)     any Contract establishing a partnership or joint venture or other cooperative undertaking;

(k)     any asset purchase agreements, stock purchase agreements, and other equity financing, acquisition or divestiture agreements and similar Contracts, including any Contracts relating to the sale, lease or disposal of any material properties or assets of the Company;

(l)     any Contract relating to Indebtedness;

(m)     any Contract which is not made in the ordinary course of business; and

(n)     all Contracts to enter into any of the foregoing.

Each of the Material Contracts has been duly authorized and executed by the Company and, to the Company's Knowledge, the other party thereto, is in full force and effect and represents a legal, valid and binding obligation of the Company, enforceable in accordance with its terms against the Company and, to the Company's Knowledge, the other parties thereto. The Company is not in breach of, or default under, any Material Contract and, to the Company's Knowledge, no other party to any Material Contract is in breach thereof or default thereunder. No event has occurred or condition exists which, with or without the giving of notice or the lapse of time, or both, would constitute a breach or default by the Company or, to the Company's Knowledge, the other parties thereto, under any Material Contract. The Company has not received any notice alleging that it has breached or violated, or is in default under, any of the Material Contracts. Correct and complete copies of each Material Contract have been supplied by the Company to the Purchaser.

2.7     **Litigation.** There are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its properties or any of its officers or directors (in their capacities as such) and, to the Knowledge of the Company, there are no existing facts or circumstances that could reasonably be expected to result in any such Proceeding. The Company is not currently and has never been subject to any Order. During the five (5) year period prior to the date of this Agreement, there has not been, and there are not currently, any internal investigations or inquiries conducted by or with respect to the Company or any of its employees, officers or directors, or any third-party or Governmental Entity at the request of any of the foregoing, concerning any financial, accounting, Tax, conflict of interest, self-dealing, fraudulent or deceptive conduct or other misfeasance or malfeasance issues.

**2.8** **Taxes.**

(a)     All Tax Returns required to be filed with any Governmental Entity by the Company or with respect to the Business or the Purchased Assets have been timely filed and were correct and complete in all material respects.  All Taxes due and payable by the Company or with respect to the Business or the Purchased Assets (whether or not shown on any Tax Return) have been timely paid in full.  The Company is not currently the beneficiary of, and has not applied for, any extension of time within which to file any Tax Return.  No claim has ever been made by any Governmental Entity in a jurisdiction: (i) in which the Company does not file Tax Returns that the Company or a Stockholder (with respect to the Company) is or may be subject to Tax or required to file Tax Returns in that jurisdiction; (ii) where the Company or any Stockholder (with respect to the Company) files Tax Returns but does not compute its Tax on the basis of its net income attributable to such jurisdiction, that it is or may be subject to tax on the basis of its net income attributable to such jurisdiction; or (iii) in which the Company files Tax Returns but a Stockholder (with respect to the Company) does not file Tax Returns that such Stockholder is or may be subject to Tax or required to file Tax Returns with respect to the Company in that jurisdiction, and, to the Company's Knowledge, there is no valid basis on which a Governmental Entity could assert such a claim.  To the Company's Knowledge, the Company does not conduct business in any jurisdiction in a manner that could reasonably result in a requirement to file a Tax Return in that jurisdiction of a type that the Company has not filed previously, or to pay Taxes to that jurisdiction on a basis different from the basis, if any, on which it previously paid Taxes to that jurisdiction.

(b)     The Company has withheld and paid all Taxes required to have been withheld and paid by the Company in connection with any amounts paid or owing, or any income or gain allocated, to any current or former employee, independent contractor, creditor, stockholder or other Person, and has timely and properly completed and filed the Forms W-2 and 1099, Schedules K-1 (or comparable schedules under state, local or foreign Tax Law) or other Returns or reports required with respect thereto.

(c)     No dispute concerning any Tax Liability of the Company or with respect to the Business or the Purchased Assets is pending or, to the Company's Knowledge, threatened.  With respect to Taxes for which the statute of limitations remains open, the Company has not received from any Governmental Entity: (i) any notice indicating an intent to open a Tax audit or other review; (ii) any request for information related to Tax matters; or (iii) any notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed against the Company or with respect to the Business or the assets or properties of the Company.  The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency of a Tax.

(d)     The Company has supplied to the Purchaser: (i) a complete and correct list of all Tax Returns filed with respect to the Company for Taxable periods for which the statute of limitations remains open, indicating any of such Tax Returns that have been audited or are currently being audited; and (ii) complete and accurate copies of all material Tax Returns of the Company, and of all examination reports and statements of deficiencies payable by, assessed against or agreed to by the Company with respect to such Tax Returns, for all Tax periods as to which the statute of limitations remains open.

(e)     The Company has never obtained from a Governmental Entity any ruling with respect to Taxes.  There is no pending request by the Company for a ruling by a Governmental Entity with respect to Taxes.

(f)     The Company has no Liability for the Taxes of any other Person, whether as a transferee or successor, under any provision of any Law, by Contract or otherwise.

(g)     None of the Assumed Liabilities, individually or in the aggregate, could obligate the Company to make a payment that would not be deductible by reason of Code section 280G or would be subject to Code section 4999.

(h)     There are no Liens on any of the Company's assets that arose in connection with any failure (or alleged failure) to pay any Tax.

(i)     No Company Benefit Plan is, and the Company is not otherwise party to any Contract or other plan or arrangement that is, a "nonqualified deferred compensation plan" subject to Code section 409A.  The Company has no actual or potential Liability to reimburse or otherwise "gross-up" any Person for any interest or additional tax imposed pursuant to Code section 409A(a)(1)(B).

**2.9     Employee Benefit Plans.**

(a)     Correct and complete copies of all documents comprising Company Benefit Plans, including all plan documents, trusts and summary plan descriptions, as applicable, and the most recent annual report on IRS Form 5500, if applicable, have been supplied by the Company to the Purchaser and are listed in Section 2.9(a) of the Company Disclosure Schedule.

(b)     All Company Benefit Plans are valid and binding and in full force and effect and there are no material defaults thereunder.  Each Company Benefit Plan complies in all material respects with all applicable provisions of ERISA, the Code and other applicable Law.  Any "employee pension benefit plan" (within the meaning of Section 3(2) of ERISA) maintained by the Company which is intended to be qualified under Section 401(a) of the Code has, to the extent applicable, received a determination letter from the IRS evidencing such qualification, remains qualified under Code section 401(a), and no event has occurred that will or could give rise to disqualification or loss of tax-exempt status of any such plan or trust under Code sections 401(a) or 501(a).  The Company does not provide any retiree health and life benefits under any Company Benefit Plan, other than continuation coverage required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.  There are no pending or, to the Knowledge of the Company, threatened Proceedings relating to any of the Company Benefit Plans.  The Company has not engaged in, or failed to engage in, a transaction with respect to any Company Benefit Plan that is reasonably likely to subject the Company to a tax or penalty imposed by either Section 4975 or 4980B of the Code or Section 502(i), 502(c), 502(1) and 601 through 608 of ERISA.

(c)     No Company Benefit Plan subject to Title IV of ERISA (including any "multiemployer plan" as defined in ERISA) has been sponsored or contributed to by the Company or any Person that is a member of a "controlled group of corporations" or is under "common control" with the Company (within the meaning of Section 414(b) or (c) of the Code) during the six (6) year period preceding the date of this Agreement.

(d)     All contributions required to be made, and claims to be paid, under the terms of any Company Benefit Plan have been timely made or reserves therefor on the Financial Statements have been established, which reserves are adequate in all material respects.

(e)     Except as set forth on Section 2.9(e) of the Company Disclosure Schedule, each Company Benefit Plan can be terminated by the Company within a period of thirty (30) days following the Closing Date, without any additional contribution to such Company Benefit Plan or the payment of any compensation or other amount or causing the vesting or acceleration of any benefits.

(f)     None of this Agreement, the transactions contemplated hereby, or any other agreement, plan (including any Company Benefit Plans), arrangement or other Contract covering any "disqualified person" with respect to the Company, will give rise directly or indirectly to the payment to a "disqualified person" with respect to the Company of any amount that would be a "parachute payment" (within the meaning of Section 280G(b) of the Code) when considered collectively with payments to such person under any other such agreements, plans, arrangements or other Contracts.  There is no written or unwritten agreement, plan, arrangement or other Contract by which the Company is bound to compensate any employee of the Company for excise taxes paid pursuant to Section 4999 of the Code.

### 2.10   Labor Matters.

(a)     The Company is in compliance, in all material respects, with all Laws governing the employment of labor, including all such Laws relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health (including OSHA and comparable state and local Laws), workers' compensation and the collection and payment of withholding and/or Social Security Taxes and similar Taxes (collectively, "Labor Laws").  The Company has, during the five (5) year period prior to the date of this Agreement, conducted the Business in compliance, in all material respects, with all applicable Labor Laws.  No investigation, review or proceeding by any Governmental Entity with respect to the Company in relation to any actual or alleged violation of any Labor Law is pending or, to the Knowledge of the Company, threatened, nor has the Company received any notice from any Governmental Entity indicating an intention to conduct the same.

(b)     There are no collective bargaining or other labor union agreements to which the Company is a party or by which it is bound.  To the Knowledge of the Company, the Company has not encountered any labor union organizing activity, or had any actual or threatened employee strikes, work stoppages, slowdowns or lockouts.  There are no unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company, threatened, by or on behalf of any employee or group of employees of the Company.  To the Company's Knowledge, none of the Company's employees plans to terminate his or her employment with the Company within one (1) year after the date of this Agreement or in connection with the transactions contemplated by this Agreement (except as provided in Section 5.3(a)).  The Company is not involved in any Proceeding involving any allegation of violation of applicable Law by the Company in connection with the Company's employment or termination of any current or former employee, officer, director or consultant, the Company has not received any notice from any current or former employee, officer, director or consultant (or any of their respective legal counsel or other representatives) alleging any such violation and, to the Company's Knowledge, there is no basis for any such Proceeding.  The Company has not, within the five (5) year period prior to the date of this Agreement, entered into a settlement agreement or otherwise settled or compromised any Proceeding or threatened Proceeding involving any allegation of violation of applicable Law by the Company in connection with the Company's employment or termination of any employee, officer, director or consultant.

(c)     The Company has not effectuated: (i) any "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment of the Company; or (ii) any "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of the Company and the transactions contemplated by this Agreement will not constitute a "plant closing" or "mass layoff".

(d)     Section 2.10(d)(i) of the Company Disclosure Schedule sets forth a correct and complete description of each Contract concerning payment of commissions or similar payments between the Company and any current or former employee, officer or director of, or consultant to, the Company. Section 2.10(d)(ii) of the Company Disclosure Schedule sets forth a correct and complete list of each Contract relating to employment, change in control, severance, termination and similar matters between the Company and any current or former employee, officer or director of, or consultant to, the Company. Correct and complete copies of each of the Contracts set forth on Section 2.10(d)(i) of the Company Disclosure Schedule and Section 2.10(d)(ii) of the Company Disclosure Schedule that are written have been supplied by the Company to the Purchaser. Summaries describing in reasonable detail the terms and conditions of each of the Contracts set forth on Section 2.10(d)(i) of the Company Disclosure Schedule and Section 2.10(d)(ii) of the Company Disclosure Schedule that are oral have been supplied by the Company to the Purchaser.

**2.11    Real Property and Tangible Assets.**

(a)     The Company does not own any real property. Section 2.11(a) of the Company Disclosure Schedule sets forth a correct and complete list of all real property leased by the Company (the "Leased Real Property"). The Leased Real Property is sufficient for operation of the Company's Business, as presently conducted and proposed by the Company to be conducted. Correct and complete copies of all leases for Leased Real Property ("Real Estate Leases") have been provided by the Company to the Purchaser. With respect to each Real Estate Lease: (i) the Company has good, valid and enforceable leasehold interests to the leasehold estate in the Leased Real Property granted to it pursuant to the applicable Real Estate Lease, subject to the Equitable Exceptions; (ii) each of the Real Estate Leases has been duly authorized and executed by the Company and, to the Company's Knowledge, the other party thereto, and is in full force and effect; and (iii) neither the Company nor, to the Company's Knowledge, the other party thereto, is in material breach of any of the Real Estate Leases and no event has occurred or condition exists which, with or without the giving of notice or the lapse of time, or both, would constitute a material breach by the Company or, to the Company's Knowledge, the other party thereto. None of the Real Estate Leases is subject to or encumbered by any Lien or other restriction that impairs or restricts the use by the Company of the property as now conducted, except for mortgages, deeds of trust and similar Liens securing indebtedness of the applicable landlord. The Company is current with the payment of rent on all Leased Real Properties. The Company is not now, and has not during the five (5) year period preceding the date of this Agreement been, involved in any Proceeding or, to the Company's Knowledge, threatened Proceeding with any of its landlords. The landlord under each Real Estate Lease has performed, in all material respects, all maintenance obligations required under such Real Estate Lease. All of the buildings, structures and improvements thereon pursuant to which the Company operates the Business are in good operating condition, reasonable wear and tear excepted, have been maintained in accordance with good industry practice, and, to the Company's Knowledge, are suitable for the uses for which they are presently being used in the Business.

(b)     The Purchased Assets constitute all the assets necessary for the Purchaser to conduct the Business, as conducted and proposed to be conducted by the Company as of the Closing. The Company owns or leases all tangible assets necessary for the conduct of the Business, as presently conducted and proposed by the Company to be conducted. All tangible assets used in the conduct of the Business are either reflected on the 2007 Financial Statements or were acquired since December 31, 2007, other than assets and properties sold since December 31, 2007 in the ordinary course of business consistent with past practices. To the Company's Knowledge, the plant, machinery and equipment of the Company are in good operating condition, reasonable wear and tear excepted, have been maintained in accordance with good industry practice and are suitable for the uses for which they are presently being used in the Business. There are no pending or, to the Company's Knowledge, threatened, condemnation or similar proceedings against the Company or otherwise relating to any of its properties or assets and the Company has not received any notice of the same

(c)     Except as set forth on Section 2.11(c) of the Company Disclosure Schedule, the Company has good title to or, with respect to leased assets, valid and enforceable leasehold interests in, all of the Purchased Assets, free and clear of any Liens.

(d)     EXCEPT AS OTHERWISE PROVIDED IN THIS ARTICLE II, THE SALE, TRANSFER AND CONVEYANCE OF THE PURCHASED ASSETS WHICH ARE TANGIBLE ASSETS   (INCLUDING ALL PLANT MACHINERY OR EQUIPMENT), ARE BEING MADE ON AN "AS IS-WHERE IS" BASIS WITHOUT ANY WARRANTY, GUARANTEE OR REPRESENTATIONS BY THE COMPANY OR THE STOCKHOLDERS AS TO THE CONDITION OF SUCH PURCHASED ASSETS.  EXCEPT AS OTHERWISE PROVIDED IN THIS ARTICLE II, THE COMPANY AND THE STOCKHOLDERS HEREBY EXPRESSLY DISCLAIM, AND THE PURCHASER HEREBY EXPRESSLY WAIVES: (I) ANY AND ALL OTHER WARRANTIES WHATSOEVER, EITHER ORAL OR WRITTEN, EXPRESS OR IMPLIED, MADE BY ANY PERSON OR ENTITY OR IMPLIED BY LAW WITH RESPECT TO THE CONDITION OF SUCH PURCHASED ASSETS OR ANY COMPONENTS OR PARTS OR CONTENTS THEREOF; AND (II) ANY AND ALL WARRANTIES WITH RESPECT TO THE FITNESS OR SUITABILITY OF SUCH PURCHASED ASSETS FOR PURCHASER'S BUSINESS OR ANY OTHER PARTICULAR OR GENERAL USE OR PURPOSE, INCLUDING ANY AND ALL WARRANTIES WHATSOEVER UNDER LA. CIVIL CODE ARTS. 2475 AND 2520 THROUGH 2548 OR ANY OTHER PROVISION OF LAW.   THE PURCHASER ACKNOWLEDGES AND AGREES THAT THE FOREGOING DISCLAIMERS AND WAIVER OF WARRANTIES HAVE BEEN FULLY EXPLAINED TO THE PURCHASER AND THAT THE PURCHASER UNDERSTANDS SUCH DISCLAIMERS AND WAIVERS.   THE PURCHASER, THE COMPANY AND THE STOCKHOLDERS JOINTLY ACKNOWLEDGE AND AGREE THAT THE FOREGOING WAIVERS AND DISCLAIMERS ARE OF THE ESSENCE OF THE TRANSACTION CONTEMPLATED BY THIS AGREEMENT AND THAT SUCH TRANSACTION WOULD NOT OTHERWISE HAVE BEEN ENTERED INTO OR CONSUMMATED WITHOUT SUCH WAIVERS AND DISCLAIMERS.

2.12     **Intellectual Property.**

(a)     Section 2.12(a) of the Company Disclosure Schedule contains a correct and complete list of all Business Intellectual Property, specifying: (i) the Business Intellectual Property that is owned by the Company ("Owned Business Intellectual Property"); and (ii) the Business Intellectual Property that is licensed by the Company ("Licensed Business Intellectual Property").  The Company has provided to the Purchaser correct and complete copies of all documents in the Company's possession relating to the Business Intellectual Property.

(b)     The Business Intellectual Property constitutes all of the Intellectual Property Rights necessary for the Purchaser to conduct the Business, as presently conducted and as proposed by the Company to be conducted.  The Company solely owns all Owned Business Intellectual Property free and clear of all Liens.  With respect to each item of Licensed Business Intellectual Property, the Company is party to a valid and enforceable written license agreement with the owner or licensor of such Licensed Business Intellectual Property, each of the which has been duly authorized and executed by the Company and, to the Company's Knowledge, the other party thereto, and is in full force and effect and neither the Company nor, to the Company's Knowledge, the other party thereto, is in material breach thereof nor, to the Company's Knowledge, has any event has occurred or condition exists which, with or without the giving of notice or the lapse of time, or both, would constitute a material breach by the Company or the other party thereto.  Except as set forth on Section 2.12(b) of the Company Disclosure Schedule: (i) the

Company has taken all necessary actions to maintain and protect the Owned Business Intellectual Property, each item of Owned Business Intellectual Property is valid, subsisting, in full force and effect and has not been abandoned or passed into the public domain, and all necessary registration, maintenance and renewal documentation and fees in connection with such item of Owned Business Intellectual Property have been timely filed with appropriate authorities and paid; and (ii) to the Company's Knowledge, each item of Licensed Business Intellectual Property is valid, subsisting, in full force and effect, and all necessary registration, maintenance and renewal documentation and fees in connection with such item of Licensed Business Intellectual Property have been timely filed with appropriate authorities and paid.

(c)     Except as set forth on Section 2.12(c) of the Company Disclosure Schedule, the Company is not contractually obligated to make any payment (including licensing fees and royalties) to any Person in connection with its use of any of the Business Intellectual Property.  The operation of the Company's Business, as presently conducted and as proposed by the Company to be conducted, does not infringe on or misappropriate any Intellectual Property Rights of any other Person.  There have been no claims made against or notices otherwise provided to the Company asserting the infringement, invalidity, misuse or unenforceability of any of the Business Intellectual Property (including any demand or request that the Company license any rights from a third party).  To the Company's Knowledge, no Person is infringing on or misappropriating any of the Business Intellectual Property.  The Company has not received any notice and does not otherwise have any Knowledge that any Business Intellectual Property is subject to any Proceeding or Order that restricts in any manner the use, transfer or licensing thereof by the Company or could reasonably be expected to affect the validity, use or enforceability of such Business Intellectual Property.

(d)     Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will require any consent of, or any payment to, any third party in connection with, or cause the termination of, any of the Business Intellectual Property or affect the Purchaser's ability to use the Business Intellectual Property in the manner presently used by the Company and planned by the Company to be used.

## 2.13    Environmental Matters.

(a)     The Company is in compliance, in all material respects, with all applicable Environmental Laws.  The Company has, during the five (5) year period prior to the date of this Agreement, conducted the Business in compliance, in all material respects, with all applicable Environmental Laws.

(b)     The Company has not engaged in or permitted any operations or activities upon, or any use or occupancy of any of the Company's past or present facilities or, to the Company's Knowledge, any facilities adjacent to any past or present facilities of the Company, for the purpose of or in any way involving the testing, investigation, handling, treatment, storage, release, discharge, dumping, removal or disposal of any Hazardous Materials.  There are no Hazardous Materials presently deposited, stored or otherwise located on, under, in or about any of the Company's past or present facilities or, to the Company's Knowledge, any facilities adjacent to any past or present facilities of the Company.  The Company has not assumed, contractually or by operation of Law, any Liabilities under any Environmental Law.

(c)     The Company has not received any notice or report, and the Company does not otherwise have any Knowledge, regarding any actual or alleged violation of any Environmental Laws, or of any material Liabilities or potential material Liabilities under any Environmental Laws, including any actual or alleged investigatory, remedial or corrective obligations, in each case relating to the Company or any of its past or present facilities or any facilities adjacent to any past or present facilities of the Company.

(d)     No Permits under any Environmental Laws ("Environmental Permits") are necessary for the Company to conduct its Business, as presently conducted by the Company and proposed by the Company to be conducted.  No modification, revocation, reissuance, alteration, transfer or amendment of any Environmental Permit, or any review by, or approval of, any third party under any Environmental Permit is required in connection with the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby.

2.14     **Insurance.**  The Company is and has been, since its inception, insured against such risks as companies engaged in a similar business would, in accordance with prudent business practices, customarily be insured.  Set forth on Section 2.14(a) of the Company Disclosure Schedule is a complete and correct list of all insurance policies currently held by, or for the benefit of, the Company under which it has any rights or obligations, including the underwriter of each such policy and the amount of coverage thereunder (collectively, the "Company Insurance Policies").  The coverage provided to the Company under the Company Insurance Policies is sufficient for compliance by the Company with all requirements of applicable Law and all Contracts to which the Company is a party that require particular levels of insurance coverage by the Company.  Correct and complete of all Company Insurance Policies have been provided by the Company to the Purchaser.  Each of the Company Insurance Policies is currently effective and the Company does not rely on self-insurance (other than customary deductibles, co-insurance and retentions).  All premiums with respect to the Company Insurance Policies are currently paid in accordance with the terms thereof, the Company is in compliance, in all material respects, with all other terms and conditions of such Company Insurance Policies and: (a) no material dispute with any insurance carrier exists with respect to the scope of any insurance coverage under any Company Insurance Policy; (b) the Company has not received any notice of cancellation, termination or reduction in coverage or any other written indication that any Company Insurance Policy is no longer in full force and effect or will not be renewed; and (c) the Company has not received any notice concerning refusal of coverage under any Company Insurance Policy.  A correct and complete list of all material insurance claims of the Company during the five (5) year period preceding the date of this Agreement is set forth on Section 2.14(b) of the Company Disclosure Schedule.

2.15     **Compliance with Laws; Orders; Company Permits.**

(a)     The Company is in compliance, in all material respects, with applicable Law. The Company has, during the five (5) year period prior to the date of this Agreement, conducted the Business in compliance, in all material respects, with all applicable Law.  No investigation, review or proceeding by any Governmental Entity with respect to the Company in relation to any actual or alleged violation of Law is pending or, to the Knowledge of the Company, threatened, nor has the Company received any notice from any Governmental Entity indicating an intention to conduct the same.  The Company is not a party to any consent decree, Order or similar restriction that restricts the conduct of the Company's Business or which would otherwise reasonably be expected to have an adverse impact on the Company's ability to conduct the Business.

(b)     Section 2.15(b) sets forth a correct and complete list of all Permits held by the Company (the "Company Permits").  The Company has obtained all Permits necessary under applicable Law to conduct the Business.  All of the Company Permits are currently valid and in full force and effect. The Company is in compliance, in all material respects, with all terms and conditions of the Company Permits of, and has satisfied all of its obligations under, each Company Permit.  During the five (5) year period preceding the date of this Agreement, no Permit held by the Company has been revoked or otherwise terminated or threatened to be revoked or otherwise terminated.  No Proceeding is pending or, to the Knowledge of the Company, threatened, concerning the revocation, limitation or non-renewal of any Company Permit.  Correct and complete copies of each Company Permit have been provided by the Company to the Purchaser.

        **2.16**    **Significant Customers.**  Section 2.16(a) of the Company Disclosure Schedule sets forth a correct and complete list of the customers (in descending order of revenues) that were collectively responsible for at least eighty percent (80%) of the Company's aggregate revenues for the one (1) year period ending on December 31, 2007 (the "Significant Customers").  The Company reasonably believes that it has a good relationship with each of the customers and the Company has not, during the two (2) year period prior to the date of this Agreement, been involved with any material dispute with any of the Significant Customers.  Section 2.16(b) of the Company Disclosure Schedule sets forth: (a) the amount of the Company's annual sales to each Significant Customer for the two (2) year period ending December 31, 2007; and (b) the amount owed by each Significant Customer to the Company as of December 31, 2007.  The Company has not received any notice or other communication stating, and does not otherwise have any reason to believe, that any of its customers will reduce its purchases from the Company in the future, terminate its relationship with the Company or make any other adverse change in its relationship with the Company.

        **2.17**    **Significant Suppliers.**  Section 2.17(a) of the Company Disclosure Schedule sets forth a correct and complete list of the ten (10) most significant suppliers to the Company, measured by amounts paid by the Company to such suppliers for the one (1) year period ending on December 31, 2007 (the "Significant Suppliers").  The Company reasonably believes that it has a good relationship with each of its suppliers and the Company has not, during the two (2) year period prior to the date of this Agreement, been involved with any material dispute with any of the Significant Suppliers.  Section 2.17(b) of the Company Disclosure Schedule sets forth: (a) the amount of the Company's annual purchases from each Significant Supplier for the two (2) year period ending on December 31, 2007; and (b) the amount owed by the Company to each Significant Supplier as of December 31, 2007.  The Company has not received any notice or other communication stating, and does not otherwise have any reason to believe that, any of its suppliers will terminate its relationship with the Company, decrease the rate of or adversely change any of the terms (whether relating to payment, price or otherwise) with respect to supplying materials or products to the Company, or make any other adverse change in its relationship with the Company.

        **2.18**    **Products Liability.**  There are no pending or, to the Company's Knowledge, threatened products liability or similar Proceedings against the Company.  The Company has not received any statement, citation, decision or Order of any Governmental Entity stating or alleging that any product manufactured, sold, designed, marketed or distributed at any time by the Company (collectively, the "Products") is defective or unsafe or fails to meet any standards promulgated by any such Governmental Entity.  To the Company's Knowledge, there are no material latent or overt design, manufacturing or other defects in any Product.  None of the Products is or has been, at any time within the five (5) years prior to the date of this Agreement, subject to recall.  To the Company's Knowledge, all Products sold by the Company comply in all material respects with all industry and trade association standards and requirements under applicable Law, if any, applicable to such Products, including consumer product, manufacturing, labeling, quality and safety Laws of the United States and each state in which the Company sells, markets or distributes any of the Products and each other jurisdiction (including foreign jurisdictions) in which any of the Products are sold.

        **2.19**    **Warranties.**  Section 2.19(a) of the Company Disclosure Schedule sets forth a correct and complete copy of the Company's standard written warranty terms to its customers.  Except as set forth on Section 2.19(b) of the Company Disclosure Schedule, the Company has not given or made any other written warranty or any oral warranty to any Person with respect to any Products or any services performed by the Company.  Except for warranty obligations and returns of Products in the ordinary course of business consistent with past practice, for which adequate reserves have been established in the Financial Statements and as set forth on Section 2.19(c) of the Company Disclosure Schedule, there are no outstanding or, to the Company's Knowledge, threatened warranty claims against the Company relating to any express or implied warranties.

2.20    **Certain Payments.**  Neither the Company nor any of its directors, officers, stockholders, agents (in their respective capacities as such) or employees has: (a) made or caused to be made, directly or indirectly, any payment or other consideration or inducement to any foreign or domestic Governmental Entity or any official, employee, agent or representative thereof, or to any foreign or domestic political parties or campaigns, in each case in violation of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder; or (b) made or caused to made any other payment, gift or contribution in violation of applicable Law for the purpose of: (i) obtaining favorable treatment in securing business; (ii) paying for favorable treatment for business secured; or (iii) obtaining special concessions or for special concessions already obtained.

2.21    **Related Party Transactions.**  Except as set forth on Section 2.21 of the Company Disclosure Schedule, the Company is not party, directly or indirectly, to any business arrangement or relationship with any employee, officer, director or stockholder of the Company other than, with respect to employees, officers and directors, ordinary course employment-related obligations on arms-length terms that are fair to the Company.  No employee, officer, director or stockholder of the Company owns, directly or indirectly, any material property or right (whether tangible or intangible) that is used by the Company in the Business.  Other than obligations to pay base salary and annual bonus compensation to employees, officers and directors of the Company and to provide employee benefits under the Company Benefit Plans to employees, officers and directors of the Company, in each case in the ordinary course of business and consistent with past practice, there are no debts or other obligations owed by the Company to any employee, officer, director or stockholder of the Company.

2.22    **Books and Records.**  The books of account and other financial records of the Company, all of which have been made available to the Purchaser, are correct and complete, represent actual, bona fide transactions, and have been maintained in accordance with sound business practices.

2.23    **Bank Accounts; Powers of Attorney.**  Section 2.23(a) of the Company Disclosure Schedule sets forth the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company maintains any deposit, checking or other account, the account numbers of all such accounts and the names of all persons authorized to draw thereon or make withdrawals therefrom.  No Person holds any general or special power of attorney from the Company.

2.24    **Brokers.**  The Company is not party to any Contract pursuant to which any broker, finder, investment banker or other Person is or will become entitled to any brokerage, finder's or other fee or commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby for which the Purchaser may become liable.

2.25    **Disclosure.**  All material facts relating to the Company's Business have been disclosed to the Purchaser in or in connection with this Agreement.  No representation, warranty or statement concerning the Company set forth in this Agreement (including the Company Disclosure Schedule and all exhibits hereto), any other Transaction Document or in any written statement or certificate provided to the Purchaser pursuant to the transactions contemplated hereby, contains any untrue statement of a material fact or, when taken together, omits to state a material fact necessary to make the statements made herein or therein, in light of the circumstances under which they were made, not misleading.

## ARTICLE III
## REPRESENTATIONS AND WARRANTIES OF EACH SELLER

Each Stockholder hereby represents and warrants to the Purchaser, severally and not jointly(for the avoidance of doubt, all representations and warranties concerning Lore and the Lore Trusts shall be made by Lore both individually and as Trustee of the Lore Trusts), as follows:

**3.1** **Existence; Good Standing; Authority; Enforceability.**

(a) Each Lore Trust is a Louisiana trust, duly organized, validly existing and in good standing under the laws of the State of Louisiana and has all required power and authority to own and operate its properties and to conduct its business as now conducted. Each Lore Trust is treated, for Tax purposes, as a grantor trust with a single grantor who is a United States citizen or resident individual, and meets the requirements of Code section 1361(c)(2)(A)(i) and comparable provisions of applicable state and local Law.

(b) The Stockholder has all required power and authority to execute and deliver this Agreement and the other Transaction Documents to which the Stockholder is a party, to perform the Stockholder's obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Stockholder of this Agreement and other Transaction Documents to which the Stockholder is a party, the performance by the Stockholder of the Stockholder's obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all required action on the part of the Stockholder, and no other authorization or Proceedings on the part of the Stockholder are required therefor.

(c) This Agreement and the other Transaction Documents to which the Stockholder is a party have each been duly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery of this Agreement and such other Transaction Documents by the Company, the Purchaser and the other Stockholder (as applicable), constitute legal, valid and binding obligations of the Stockholder, enforceable against the Stockholder in accordance with their terms, except for the Equitable Exceptions.

**3.2** **No Conflict; Consents and Approvals.**

(a) Neither the execution, delivery and performance by the Stockholder of this Agreement and the other Transaction Documents to which the Stockholder is a party, nor the consummation by the Stockholder of the transactions contemplated hereby and thereby in accordance with the provisions hereof and thereof does or will: (i) materially violate, materially conflict with, result in a material breach of any provision of, constitute a default (or an event which, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in a loss of any material right or material benefit under, require the consent of the other party or parties thereto under, result in the termination of, accelerate the performance required by, or result in the other party or parties thereto having a right of termination, amendment, modification, cancellation or acceleration under, any Contract to which the Stockholder is a party or to which any of the Stockholder's property is subject; (ii) materially violate any applicable Law or Order applicable to the Stockholder or any of the Stockholder's assets or properties; or (iii) result in the creation or imposition of any Lien upon any of the assets or properties of the Stockholder.

(b) The execution, delivery and performance by the Stockholder of this Agreement and the other Transaction Documents to which the Stockholder is a party, and the consummation by the

Stockholder of the transactions contemplated hereby and thereby in accordance with the provisions hereof and thereof will not: (i) require any consent, waiver, approval, authorization, order or permit of, declaration, filing or registration with, other action by, or notification to, any Governmental Entity by the Stockholder; or (ii) require the consent, waiver, approval, authorization, notification or action of, by or to (as applicable) any other Person pursuant to any Contract to which the Stockholder is a party or to which any of the Stockholder's property is subject.

**3.3** **Title to Shares.** Lore represents and warrants that, in his capacity as an individual, he is the sole lawful record and beneficial owner of fifty (50) shares of Class A Common Stock (which is the only capital stock of the Company that is, directly or indirectly (other than in his capacity as Trustee of the Lore Trusts, held by him), none of such shares are subject to any community property or similar interest held by any other Person, he has not transferred to any other Person any rights or interest in any of such shares, and he has good, valid and marketable title to such shares, free and clear of any and all Liens. Lore represents and warrants that, in his capacity as Trustee of each of the Lore Trusts, he is the sole lawful record and beneficial owner of an aggregate of forty-eight (48) shares of Class A Common Stock (which is the only capital stock of the Company that is, directly or indirectly, held by Lore in his capacity as Trustee of the Lore Trusts), none of such shares are subject to any community property or similar interest held by any other Person, he has not (acting in his capacity as Trustee of the Lore Trusts) transferred to any other Person any rights or interest in any of such shares, and he (in his capacity as Trustee of the Lore Trusts) has good, valid and marketable title to such shares, free and clear of any and all Liens. Hebert represents and warrants that he is the sole lawful record and beneficial owner of eight (8) shares of Class B Common Stock (which is the only capital stock of the Company that is, directly or indirectly, held by him), none of such shares are subject to any community property or similar interest held by any other Person, he has not transferred to any other Person any rights or interest in any of such shares, and he has good, valid and marketable title to such shares, free and clear of any and all Liens. There are no Contracts between the Stockholder and any other Person with respect to the acquisition, disposition or voting of, or any other matters pertaining to, any of shares of capital stock of the Company.

**3.4** **Brokers.** The Stockholder is not party to any Contract pursuant to which any broker, finder, investment banker or other Person is or will become entitled to any brokerage, finder's or other fee or commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby for which the Purchaser may become liable.


**ARTICLE IV**
**REPRESENTATIONS AND WARRANTIES OF THE PURCHASER**


The Purchaser hereby represents and warrants to the Company and the Stockholders as follows:

**4.1** **Existence; Good Standing; Authority; Enforceability.**

(a) The Purchaser is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all required power and authority to own and operate its properties and to conduct its business as now conducted. The Purchaser is duly licensed or qualified to do business as a foreign corporation and in good standing under the laws of each other jurisdiction under which such licensing or qualification is necessary, except where the failure to be so licensed or qualified or to be in good standing would not reasonably be expected to have a material adverse effect upon on the ability of the Purchaser to perform its obligations under this Agreement.

(b) The Purchaser has all required corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which the Purchaser is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Purchaser of this Agreement and the other Transaction Documents to which the Purchaser is a party, the performance by the Purchaser of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all required corporate action on the part of the Purchaser, and no other corporate authorization or proceedings on the part of the Purchaser are required therefor.

(c)      This Agreement and the other Transaction Documents to which the Purchaser is a party have each been duly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery of this Agreement and such other Transaction Documents by the Company and the Stockholders (as applicable), constitute legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their terms, except for the Equitable Exceptions.

4.2      **No Conflict; Consents and Approvals.**

(a)      Neither the execution, delivery and performance by the Purchaser of this Agreement and the other Transaction Documents to which the Purchaser is a party, nor the consummation by the Purchaser of the transactions contemplated hereby and thereby in accordance with the provisions hereof and thereof does or will: (i) conflict with, violate or result in a breach of any of the Organizational Documents of the Purchaser; (ii) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with or without the giving of notice or lapse of time, or both, would constitute a default) under, result in a loss of any material right or material benefit under, result in the termination of, accelerate the performance required by, require the consent of the other party or parties thereto under, or result in the other party or parties thereto having a right of termination, amendment, modification, cancellation or acceleration under, any Contract to which the Purchaser is a party or to which any of its property is subject; (iii) violate any Law or Order applicable to the Purchaser or any of its assets or properties; (iv) result in the creation or imposition of any Lien upon any of the assets or properties of the Purchaser; or (v) give any Governmental Entity or other Person the right to challenge any of the transactions contemplated by this Agreement, except, in each case, as would not, either individually or in the aggregate, adversely affect the ability of the Purchaser to perform its obligations under this Agreement and the other Transaction Documents to which the Purchaser is a party and consummate the transactions contemplated hereby and thereby.

(b)      The execution, delivery and performance by the Purchaser of this Agreement and the other Transaction Documents to which the Purchaser is a party, and the consummation by the Purchaser of the transactions contemplated hereby and thereby in accordance with the provisions hereof and thereof will not: (i) require any consent, waiver, approval, authorization, order or permit of, declaration, filing or registration with, other action by, or notification to, any Governmental Entity; or (ii) require the consent, waiver, approval, authorization, notification or action of, by or to (as applicable) any other Person pursuant to any Contract to which the Purchaser is a party or to which any of its property or assets are subject that have not been obtained or made by the Purchaser on or prior to the Closing, except where failure to obtain such consent, waiver, approval, authorization, order, permit or action, or to make such declaration, filing, registration or notification, would not, either individually or in the aggregate, adversely affect the ability of the Purchaser to perform its obligations under this Agreement or the other Transaction Documents to which the Purchaser is a party or to consummate the transactions contemplated hereby and thereby.

4.3      **Brokers.**  The Purchaser is not party to any Contract pursuant to which any broker, finder, investment banker or other Person is or will become entitled to any brokerage, finder's or other fee or commission in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby for which the Company or either of the Stockholders may become liable.

## ARTICLE V
## COVENANTS

**5.1     Confidentiality.**  Prior to the Closing, the Purchaser and the Stockholders shall mutually agree on a joint initial press release concerning this Agreement and the transactions contemplated hereby, which shall be disseminated at such time and in such manner as is agreed upon by the Purchaser and the Stockholders.  After such initial press release is disseminated, each party may issue further press releases and similar announcements without the consent of the other parties, provided that each such press release or similar announcement contains, with respect to information concerning this Agreement and the transactions contemplated hereby, solely the information that is contained in such initial press release. Except as provided above in this Section 5.1, the parties will, and will cause each of their respective officers, directors, employee, agents and representatives to, maintain this Agreement and the other Transaction Documents in confidence, keeping the existence hereof and thereof and all terms and conditions set forth herein and therein confidential, and will not, and will cause each of their respective officers, directors, employee, agents and representatives to not, issue or cause the publication of any press release or other public announcement with respect to this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby without the prior consent of the Purchaser and the Stockholders; *provided, however*, that the Purchaser, the Company and the Stockholders may make such disclosures concerning this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby as are required under applicable Law and securities exchange listing requirements, in each case as long as the disclosing party: (a) provides reasonable advance notice of such requirement to the non-disclosing parties so that the non-disclosing parties may seek a protective order or other appropriate remedy; (b) reasonably cooperates with the non-disclosing party to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such information, and (c) discloses only such information as the disclosing party is advised by legal counsel that such disclosing party is legally required to disclose.

**5.2     Non-Competition, Non-Solicitation, Non-Disparagement and Confidentiality.**  In consideration of the Purchase Price being paid by the Purchaser to the Company pursuant to this Agreement (which each Stockholder agrees and acknowledges constitutes adequate and sufficient consideration), each Stockholder covenants and agrees as follows:

(a)     Non-Competition.  Such Stockholder will not, at any time during the two (2) year period after the Closing, directly or indirectly, own, operate, manage, control, participate in, be employed by, consult with, advise or engage in services for any Person engaged in a Relevant Business; *provided, however*, that this Section 5.2(a) shall not prohibit any Stockholder from: (i) being a passive owner of not more than one percent (1%) of the outstanding capital stock of a Person which is publicly-traded, as long as the Stockholder has no active participation in such Person's business; (ii) owning the RG Parent units being purchased by such Stockholder pursuant to the Subscription Agreement; or (iii) taking actions in connection with the sale of Non-Conforming Inventory Items pursuant to Section 5.12, as long as such actions do not conflict with such Stockholder's obligations to the Purchaser, with it being agreed and acknowledged that sale of Purchaser items shall have priority over sale of Non-Conforming Inventory Items;

(b)     Non-Solicitation.  Such Stockholder will not, at any time during the two (2) year period after the Closing, directly or indirectly: (i) induce or attempt to induce any Person who is a director, officer, employee or consultant of the Business division of the Purchaser to leave the employ of or terminate or breach their respective Contracts or relationships with the Purchaser, or in any other way deliberately interfere with the relationship between the Purchaser and any such Person; (ii) solicit the employment of, or hire or otherwise engage, any Person who is or was a director, officer, employee or consultant of the Business division of the Purchaser within the six (6) month period preceding such solicitation, hire or engagement; or (iii) induce or attempt to induce any customer, supplier, distributor or other business relation of or to the Business division of the Purchaser or any other division of the Purchaser engaged in a Relevant Business, to cease doing business with the Purchaser, to reduce or otherwise adversely change its business with the Purchaser, or in any other way deliberately interfere with the relationship between the Purchaser and any such customer, supplier, distributor or other business relation; *provided, however*, that no general advertisement or general solicitation not targeted to the Purchaser's directors, officers, employees or consultants shall be deemed to be a solicitation thereof in violation of Section 5.2(b)(ii).

(c)     Non Disparagement.  Except as required in connection with any legal dispute between the parties or by Order or Governmental Entity with jurisdiction, such Stockholder will not, at any time after the Closing, directly or indirectly make any written or oral statement concerning the Purchaser, any of the Purchaser Affiliates, Credit Suisse, DLJ Merchant Banking Partners, the Business or any of the current or former directors, officers, stockholders and employees of the Purchaser, any of the Purchaser Affiliates, Credit Suisse, DLJ Merchant Banking Partners, or the Business that is reasonably likely to be harmful to the Purchaser, such Purchaser Affiliate, Credit Suisse, DLJ Merchant Banking Partners, the Business or the business or personal reputation of any such person.

(d)     Confidentiality.  Except and solely to the extent otherwise required by applicable Law or legal process, such Stockholder will not, at any time after the Closing, disclose to any Person or use for any purpose other than exercising his rights and performing his obligations under this Agreement, any Business Confidential Information.

(e)     Relevant Business Definition.   For purposes of this Section 5.2, the term "Relevant Business" means the manufacturing, distribution or sales of tubular products designed to carry fluids (including hydraulics), gasses (including pneumatics) or electrical media (including wire and fiber optics) in: (i) any of the parishes in the State of Louisiana listed in Section 5.2 of the Company Disclosure Schedule; (ii) any of the other states in the United States of America; and (iii) all non-United States jurisdictions.

Each Stockholder agrees and acknowledges that the covenants of such Stockholder set forth in this Section 5.2: (x) are reasonable in geographic and temporal scope and in all other respects; (y) are fair to such Stockholder in all respects, there is no disparity in the bargaining power of such Stockholder, on the one hand, and the Purchaser, on the other hand, and the Purchaser does not have control over such Stockholder; and (z) have been made in order to induce the Purchaser to enter into this Agreement and consummate the transactions contemplated hereby and the Purchaser would not have entered into this Agreement or consummated the transactions contemplated hereby, but for the covenants of such Stockholder contained in this Section 5.2.  If, at any time of enforcement of any of the provisions of this Section 5.2, a court determines that the duration, scope or area restrictions stated herein are not enforceable under applicable Law, the parties agree that the maximum duration, scope or area (as applicable) permitted by applicable Law shall be substituted for the duration, area or scope (as applicable) stated herein and the court shall be authorized by the parties to revise the restrictions contained herein to cover such maximum duration, area or scope (as applicable).

5.3     **Employee Matters.**

(a)     Effective as of the Closing, each of the employees of the Company set forth on Schedule 5.3(a)(i) (the "Offered Employees") shall cease to be employees of the Company.  Except as set forth on Schedule 5.3(a)(ii), the Purchaser shall, prior to the Closing, offer employment, effective and conditioned upon occurrence of the Closing, to each of the Offered Employees: (i) at the same salary or wage rates as were provided by the Company to the Offered Employees as of immediately prior to the

Closing; and (ii) with employee benefit levels that are, in the aggregate, substantially similar to the employee benefit levels that were provided by the Company to the Offered Employees as of immediately prior to the Closing; *provided, however*, that the foregoing shall not apply to any equity or equity related plans of the Purchaser or any of its Affiliates.

(b)    The Purchaser shall cause all Offered Employees that accept the Purchaser's offer of employment ("Hired Employees") to either: (i) continue to be covered by the applicable Assumed Company Benefit Plans; or (ii) be transitioned to employee benefits plans of the Purchaser (subject to the terms and conditions of such Purchaser employee benefit plans), as determined by the Purchaser in its sole discretion.  The Company shall (and the Stockholders shall cause the Company to) terminate the active participation of the Offered Employees in the Company Benefit Plans (other than the Assumed Company Benefit Plans) in compliance with applicable Law and the terms and conditions of such Company Benefit Plans, the costs and expenses of which shall be borne solely by the Company and the Stockholders and constitute Excluded Liabilities hereunder.

(c)    Nothing in this Section 5.3 shall entitle any Hired Employee to remain in the employment of the Purchaser, affect the right of the Purchaser to terminate the employment of any Hired Employee at any time, or affect the right of the Purchaser to establish, modify or terminate any of the Assumed Company Benefit Plans or any of Purchaser's employee benefit plans applicable to any Hired Employee at any time.   This Section 5.3 shall operate exclusively for the benefit of the Purchaser, the Company and the Stockholders and not for the benefit of any other Person, including any of the Offered Employees, any of the Hired Employees or any other employee, consultant, former employee or independent contractor who performs or has performed services in connection with the operation of the Company's Business, which Persons shall have no rights under this Agreement.

**5.4    Treatment of Non-Assigned Assets.**  Notwithstanding anything to the contrary in this Agreement but without limiting any of the Purchaser's rights in respect of Section 2.3, to the extent that the assignment or transfer of any of the Purchased Assets to the Purchaser hereunder is prohibited by any applicable Law or would require any consent or approval under such Purchased Asset that, on or prior to the Closing Date, has not been obtained, as the case may be, this Agreement shall not constitute an assignment or transfer thereof if assignment or transfer thereof would constitute a violation or breach of applicable Law or the terms and conditions of such Purchased Asset.  From and after the Closing: (a) the Company shall, and the Stockholders shall cause the Company to, at the sole expense of the Stockholders, use commercially reasonable efforts to comply with such applicable Law or to obtain such consents or approvals (as applicable) in as expedient a manner as is reasonable possible; and (b) once any such applicable Law is complied with or if any such consent or approval is obtained, the Company shall, and the Stockholders shall cause the Company to, at the sole expense of the Stockholders, assign or transfer the applicable Purchased Asset to the Purchaser.  While any such compliance, consent or approval is pending, the Stockholders shall provide regular (and in any event not less frequently than monthly) written updates to the Purchaser describing in reasonable detail the status of the compliance, consent or approval process and, at the Purchaser's option, will cause the Company to cooperate with the Purchaser in any reasonable arrangement designed to provide the Purchaser with all of the benefits of, and to have the Purchaser assume the burdens, liabilities, obligations and expenses under (except to the extent that any such burdens, liabilities, obligations and expenses constitute Excluded Liabilities), the applicable Purchased Assets.

**5.5    Dissolution of the Company.**  While there are any outstanding affirmative obligations of the Company under this Agreement, the Company shall not dissolve and the Stockholders shall cause the Company to not be dissolved without the prior written consent of the Purchaser.

**5.6** **Maintenance of Records.**  For a period of at least seven (7) years after the Closing Date, the Purchaser shall, and the Stockholders shall, and shall cause the Company to, each maintain their respective books and records in existence as of the Closing Date relating to the Purchased Assets and the Business.  From and after the Closing Date, upon reasonable written notice, the Purchaser, the Company and the Stockholders shall each furnish to the other and their respective representatives, employees, counsel and accountants access, during normal business hours and upon reasonable advance notice, such books and records relating to periods prior to the Closing Date, and shall permit such Persons to examine and copy, at the sole cost and expense of the party providing access, such books and records to the extent reasonably requested by the other party as is reasonably necessary for financial reporting, accounting and tax matters, the preparation and filing of any returns, reports or forms or the defense of any claim or assessment.  The parties agree to cooperate so that such access does not unreasonably disrupt the normal operations of the Purchaser, the Company or the Stockholders, as applicable.  The party providing information and access  under this Section 5.6 (the "Providing Party") may condition its obligations under this Section 5.6 on receipt by the Providing Party from the party requesting information and access under this Section 5.6 (the "Receiving Party") of an agreement containing reasonable restrictions on the use and disclosure by the Receiving Party of information learned or provided as a result of such provision of information and access.

**5.7** **Removal of Excluded Assets.**  The Stockholders shall, and shall cause the Company to, remove all Excluded Assets from the Company's facilities promptly upon request by the Purchaser.  Such removal shall be done in such manner as to avoid any damage to any such facilities and any disruption of the business operations to be conducted by the Purchaser after the Closing.  If the Stockholders fail to cause the Excluded Assets to be removed from the Company's facilities as required by this Section 5.7, the Purchaser shall have the right, but not the obligation, to: (a) remove the Excluded Assets, at the Stockholders' sole cost and expense, from the Company's facilities; (b) store the Excluded Assets and to charge the Stockholders all storage costs associated therewith; and (c) exercise any other right or remedy conferred by this Agreement or otherwise available at law or in equity relating to such failure.  The Stockholders shall promptly reimburse the Purchaser for all costs and expenses incurred by the Purchaser in connection with any Excluded Assets not removed or caused to be removed by the Stockholders as required under this Section 5.7.

**5.8** **Power of Attorney; Right of Endorsement.**  Effective as of the Closing, the Company hereby constitutes and appoints the Purchaser and its successors and assigns the true and lawful attorney of the Company with full power of substitution, in the name of Purchaser or the name of the Company: (a) to endorse for the Company, without recourse (as such concept is contemplated for Uniform Commercial Code purposes), any and all checks, notes and other instruments in connection with the Business or attributable to the Purchased Assets; (b) to negotiate, execute and deliver consents and approvals for the transfer of Purchased Assets requiring such consents and approvals, but which consents and approvals have not been obtained as of the Closing; and (c) to institute and prosecute all Proceedings which the Purchaser may deem proper in order to collect, assert or enforce any claim, right or title in or to the Purchased Assets in favor of the Purchaser.  The Company agrees that the foregoing powers are coupled with an interest and shall be irrevocable by the Company directly or indirectly by the dissolution of the Company or in any other manner.  Nothing in this Section 5.8 is intended to, nor shall this Section 5.8 be interpreted to, modify the respective rights, powers and obligations of the  Purchaser, the Company and the Stockholders under any of the other provisions of this Agreement.

**5.9** **Acquired Accounts Receivable.**  During the one (1) year period after the Closing Date, the Purchaser shall use commercially reasonable efforts to collect the Acquired Accounts Receivable.  As soon as reasonably practicable after the date that is one hundred eighty (180) days after the Closing Date (the "A/R Collections Measurement Date"), the Purchaser shall prepare and supply to the Company and the Stockholders a reasonably detailed summary of the collections status of the Acquired Accounts

Receivable as of the A/R Collections Measurement Date (the "A/R Collections Summary"), which shall specify the amount (if any) by which: (a) the aggregate face amount of the Acquired Accounts Receivable set forth in the Final Post-Closing Net Working Capital Statement; exceeds (b) the aggregate amount that was actually collected by the Purchaser with respect to the Acquired Accounts Receivable as of the A/R Collections Measurement Date, less any reserves for doubtful accounts concerning such Acquired Accounts Receivable set forth on the Final Post-Closing Net Working Capital Statement (any such excess amount, the "A/R Settlement Amount").  Any A/R Settlement Amount shall be paid, at the election of the Purchaser, either by wire transfer to the Purchaser by the Company and the Stockholders (jointly and severally) or by release to the Purchaser of Indemnity Escrow Funds from the Indemnity Escrow Account, in each case within five (5) Business Days after receipt by the Company and the Stockholders of the A/R Collections Summary.  If, at any time after the A/R Settlement Amount is paid to the Purchaser by the Company or the Stockholders, the Purchaser receives cash payment for any of the Acquired Accounts Receivable with respect to which the A/R Settlement Amount was paid, the Purchaser shall, as soon as reasonably practicable after receipt, pay over such amount to the Company, by check or wire transfer of immediately available funds.  For purposes of this Section 5.9, if more than one invoice is outstanding for a customer, the "first in, first out" principle will be applied in determining the invoice to which a payment received by the Purchaser from that customer relates unless: (a) the payment by its terms specifies or clearly indicates the invoice to which it relates (in which case it will be applied as specified or indicated); or (b) an invoice is being disputed by the account debtor (in which case it will be applied to the non-disputed invoice(s) of that account debtor).  Any A/R Settlement Amount payment made pursuant to this Section 5.9 shall be treated as a reduction in the Purchase Price paid by the Purchaser for the Purchased Assets, unless otherwise required by applicable Law.

**5.10** **Transition Assistance.**  From and after the Closing: (a) the Company shall, and the Stockholders shall cause to the Company to, promptly forward to the Purchaser copies of any communications or other information received by Company or the Stockholders in respect of any Purchased Assets (including the Acquired Accounts Receivable) or Assumed Liabilities (including the Assumed Accounts Payable and other Current Liabilities); (b) any amounts received by the Company or the Stockholders in respect of any Purchased Assets (including the Acquired Accounts Receivable) shall be held in trust for the Purchaser and be promptly (and in any event within five (5) Business Days after receipt) paid over by the Company or the Stockholders, as applicable, to the Purchaser; (c) the Company shall, and the Stockholders shall cause the Company to, as soon as reasonably practicable after receipt, forward to the Purchaser any telephone calls, orders, notices, requests, inquiries and other communications relating to the Business that the Company or the Stockholders receive; and (d) the Company shall, and the Stockholders shall cause the Company to, otherwise cooperate in an orderly transfer of the Business to the Purchaser.

**5.11** **Additional Named Insured.**  For a two (2) year period after the Closing Date, the Purchaser shall cause the Company to be included as an additional named insured on the liability insurance policies of the Purchaser with respect to the Business, which shall include coverage for any products liability or completed operations occurring after the Closing.

**5.12** **Non-Conforming Inventory Payments.**  If, at any time after the Closing, the Company obtains any buyer(s) for any of the Non-Conforming Inventory Items (each, an "Ultimate Buyer"), the Company shall sell such Non-Conforming Inventory Item(s) to the Purchaser for an amount equal to the price to be paid by the Ultimate Buyer, and the Purchaser shall sell such items to the Ultimate Buyer.  The Purchaser shall, promptly after its receipt thereof, remit to the Company the cash proceeds of such sale, less the amount of any costs and expenses reasonably incurred by the Purchaser in connection with such sale.

**5.13** **Advisor Expenses and Bonus Payments.**  The Company shall (and the Stockholders shall cause the Company to), within thirty (30) days after the Closing, satisfy in full out of the Remaining Purchase Price Amount any and all Liabilities of the Company or the Stockholders: (a) to the legal counsel, accountants and other professional advisors to the Company and the Sellers as of the Closing; and (b) to any employees, officers and directors of the Company that are entitled to receive bonuses or other payments from the Company in connection with the transactions contemplated by this Agreement

**5.14** **Filing of Name Change Documents.**  The Company shall (and the Stockholders shall cause the Company to), within one (1) Business Day after the Closing file or cause to be filed with the Secretary of State of the State of Louisiana the Name Change Documents.


**ARTICLE VI**
**CLOSING CONDITIONS**


**6.1** **Conditions to the Purchaser's Obligations at Closing.**  The obligations of the Purchaser to consummate the transactions contemplated by this Agreement in connection with the Closing shall be subject to the satisfaction or waiver by the Purchaser, at or prior to the Closing, of each of the following conditions.

(a)     Each of the representations and warranties concerning the Company set forth in Article II and of each of the Stockholders set forth in Article III shall have been true and correct when made and shall be true and correct as of the Closing.

(b)     Each of the covenants set forth in this Agreement to be complied with by the Company and the Stockholders on or before the Closing shall have been performed and complied with in all material respects.

(c)     The Company and the Stockholders, as applicable, shall have received each of the consents, waivers, approvals, authorizations, orders, permits, declarations of, made each of the filings and registrations with, caused each of the actions to be taken by, and provided each of the notifications to, Governmental Authorities and other Persons required in connection with consummation of the Closing, in each case in form and substance reasonably satisfactory to the Purchaser.

(d)     The Senior Debt shall have been paid or otherwise satisfied in full as evidenced to the Purchaser's reasonable satisfaction and there shall have been released, to the reasonable satisfaction of the Purchaser, all Liens: (i) on the Purchased Assets; and (ii) securing the Senior Debt.

(e)     No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or issued any Order (whether temporary, preliminary or permanent) that is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting consummation of such transactions.

(f)     No Material Adverse Effect shall have occurred since the date of the 2007 Financial Statements.

(g)     Each of the items set forth in Section 1.8(a) shall have been delivered to the Purchaser.

(h)     The Purchaser and the Company shall have completed the Joint Inventory Determination.

**6.2**    **Conditions to the Obligations of the Company and the Stockholders at Closing.**    The obligations of the Company and the Stockholders to consummate the transactions contemplated by this Agreement in connection with the Closing shall be subject to the satisfaction or waiver by the Company and the Stockholders, at or prior to the Closing, of each of the following conditions.

(a)    Each of the representations and warranties concerning of the Purchaser set forth in Article IV shall have been true and correct when made and shall be true and correct as of the Closing.

(b)    Each of the covenants set forth in this Agreement to be complied with by the Purchaser on or before the Closing shall have been performed and complied with in all material respects.

(c)    No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or issued any Order (whether temporary, preliminary or permanent) that is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting consummation of such transactions.

(d)    Each of the items set forth in Section 1.8(b) shall have been delivered to the Company and the Stockholders (as applicable) and the Indemnity Escrow Deposit and the Net Working Capital Escrow Deposit shall have each been delivered to the Escrow Agent in accordance with Section 1.8(c).

(e)    The Purchaser and the Company shall have completed the Joint Inventory Determination.


**ARTICLE VII**
**INDEMNIFICATION**


**7.1**    **Survival of Representations and Warranties.**    Each of the respective representations and warranties of the Purchaser, the Company and the Stockholders contained in this Agreement shall survive the Closing until the fifteen (15) month anniversary of the Closing Date, except that: (a) the representations and warranties of the Company and the Stockholders set forth in Section 2.1 (Existence; Good Standing; Authority; Enforceability), Section 2.2 (Capitalization; Subsidiaries), Section 2.3 (No Conflict; Consents and Approvals), Section 2.11(c) (Title to Assets) and Section 2.24 (Brokers) and each Stockholder's representations and warranties set forth in Section 3.1 (Authority; Enforceability), Section 3.2 (No Conflict; Consents and Approvals), Section 3.3 (Title to Shares) and Section 3.4 (Brokers) (collectively, the "Fundamental Stockholder Representations") shall survive for ten (10) years after the Closing; (b) the Purchaser's representations and warranties set forth in Section 4.1 (Existence; Good Standing; Authority; Enforceability), Section 4.2 (No Conflict; Consents and Approvals) and Section 4.5 (Brokers) (collectively, the "Fundamental Purchaser Representations") shall survive for ten (10) years after the Closing; and (c) the representations and warranties of the Company and the Stockholders set forth in Section 2.8 (Taxes), Section 2.9 (Employee Benefit Plans) and Section 2.13 (Environmental Matters) shall survive the Closing until sixty (60) days after the expiration of the statute of limitations applicable to the matters underlying each such representation and warranty. Notwithstanding anything to the contrary in this Section 7.1, if a Notice of Claim has been provided by an Indemnified Party to an Indemnifying Party concerning the breach of a representation and warranty set forth in this Agreement prior to the end of the survival period that would otherwise apply to such representation and warranty, the end of the survival period of such representation and warranty shall be extended until such later date as such claim has been fully and finally resolved in accordance with this Article VII.

### 7.2    Indemnification Obligations.

(a)    Indemnification by the Company and the Stockholders Concerning Company-Related Representations and Covenants and Excluded Liabilities.  Subject to Section 7.3 and the other provisions of this Article VII, from and after the Closing, the Company and the Stockholders shall, jointly and severally, indemnify and hold harmless the Purchaser, each of the Purchaser Affiliates and each of its and their respective directors, officers, employees, stockholders, agents and representatives (each, a "Purchaser Indemnified Party") from and against any Losses incurred by such Purchaser Indemnified Party arising out of or relating to: (i) any breach of any of the representations and warranties of the Company and the Stockholders set forth in Article II; (ii) any breach of any of the covenants and agreements of the Company set forth in this Agreement; or (iii) any Excluded Liabilities.

(b)    Indemnification by each Stockholder Concerning Individual Stockholder Representations and Covenants.  Subject to Section 7.3 and the other provisions of this Article VII, from and after the Closing, each Stockholder shall, severally and not jointly, indemnify and hold harmless each of the Purchaser Indemnified Parties from and against any Losses incurred by such Purchaser Indemnified Party arising out of or relating to: (i) any breach of any of the representations and warranties of such Stockholder set forth in Article III; or (ii) any breach of any of the covenants and agreements of such Stockholder set forth in this Agreement; *provided, however*, that Lore and the Lore Trusts shall each be jointly and severally responsible for all representations and warranties and covenants and agreements of Lore or any of the Lore Trusts set forth in this Agreement.

(c)    Indemnification by the Purchaser.  Subject to Section 7.3 and the other provisions of this Article VII, from and after the Closing, the Purchaser shall indemnify and hold harmless the Company and each of the Stockholders, each of their respective Affiliates and each of his and their respective directors, officers, employees, stockholders, agents and representatives (each, a "Stockholder Indemnified Party") from and against any Losses incurred by such Stockholder Indemnified Party arising out of or resulting from: (i) any breach of any of the representations and warranties of the Purchaser set forth in Article IV; or (ii) any breach of any of the covenants and agreements of the Purchaser set forth in this Agreement.

### 7.3    Limitations on Indemnification.

(a)    Stockholder Indemnity Deductible and Cap.  Notwithstanding anything to the contrary in Section 7.2, in no event shall the Company and the Stockholders be required to provide indemnification under this Article VII: (i) unless and until the Purchaser Indemnified Parties shall have incurred aggregate Losses for which they would otherwise be entitled to indemnification under this Article VII of at least $50,000 (the "Stockholder Indemnity Deductible"), at which point the Company and the Stockholders shall be required to provide such indemnification only with respect to Losses in excess of the Stockholder Indemnity Deductible; and (ii) for aggregate indemnifiable Losses of Purchaser Indemnified Parties under this Article VII in excess of $12,000,000 (the "Stockholder Indemnity Cap"), except that neither the Stockholder Indemnity Deductible nor the Stockholder Indemnity Cap shall apply to any Losses arising out of or relating to: (A) any breach of: (1) any of the Fundamental Stockholder Representations or (2) any of the representations and warranties set forth in Section 2.4(e) (Outside the Ordinary Course Accounts Receivable and Payable Actions); (B) any willful or intentional breach of this Agreement or any of the other Transaction Documents or fraud by the Company or either or both of the Stockholders related to the transactions contemplated hereby or thereby; (C) any breach of any of the covenants and agreements of the Company or any Stockholder set forth in this Agreement or any of the other Transaction Documents; or (D) any Excluded Liabilities.

(b)     Purchaser Indemnity Deductible and Cap.  Notwithstanding anything to the contrary in Section 7.2, in no event shall the Purchaser be required to provide indemnification under this Article VII: (i) unless and until the Stockholder Indemnified Parties shall have incurred aggregate Losses for which they are entitled to indemnification under this Article VII of at least $50,000 (the "Purchaser Indemnity Deductible"), at which point the Purchaser shall be required to provide such indemnification only with respect to Losses in excess of the Purchaser Indemnity Deductible; and (ii) for aggregate indemnifiable Losses of Stockholder Indemnified Parties under this Article VII in excess of $12,000,000 (the "Purchaser Indemnity Cap"), except that neither the Purchaser Indemnity Deductible nor the Purchaser Indemnity Cap shall apply to Losses arising out of or relating to: (A) any breach of any of the Fundamental Purchaser Representations; (B) any willful or intentional breach of this Agreement or any of the other Transaction Documents or fraud by the Purchaser related to the transactions contemplated hereby or thereby; or (C) any breach of any of the covenants and agreements of the Purchaser set forth in this Agreement or any of the other Transaction Documents.

7.4     **Indemnification Claim Procedure.**  If any Purchaser Indemnified Party or Stockholder Indemnified Party, as applicable (the "Indemnified Party"), learns of any matter that it believes will entitle the Indemnified Party to indemnification from the other party (the "Indemnifying Party") under this Article VII, the Indemnified Party shall provide to Indemnifying Party notice describing the matter in reasonable detail, including the nature of the claim, the basis for the indemnification obligation, to the extent reasonably estimable, the estimated Losses resulting therefrom, and reasonable supporting documentation (a "Notice of Claim").  The Indemnifying Party shall have ten (10) Business Days after its receipt of the Notice of Claim to respond to the claim(s) described therein in a written notice to the Indemnified Party (a "Dispute Notice") setting forth, in reasonable detail, the Indemnifying Party's objection(s) to the claim(s), its bases for such objection(s) and reasonable documentation supporting its objection(s).  If the Indemnifying Party fails to provide a Dispute Notice with such time period, the Indemnifying Party will be deemed to have conceded the claim(s) set forth in the Notice of Claim.  If the Indemnifying Party provides a Dispute Notice within such time period, the Indemnified Party and the Indemnifying Party shall negotiate in good faith resolution of the disputed claim(s) for a period of not less than twenty (20) Business Days after the response is provided.  If the Indemnifying Party and the Indemnified Party are unable to resolve any such claim(s) within such time period, the Indemnified Party shall be entitled to pursue any legal remedies available to the Indemnified Party against the Indemnifying Party with respect to the unresolved claim(s), subject to Stockholder Indemnity Deductible, the Stockholder Indemnity Cap, the Purchaser Indemnity Deductible, the Purchaser Indemnity Cap and the other provisions of this Article VII, in each case to the extent applicable.

7.5     **Third Party Claims.**

(a)     Notice.  With respect to any matter for which an Indemnified Party is entitled to indemnification from an Indemnifying Party under this Article VII that relates to a Claim or Proceeding by a third party (a "Third Party Claim"), the Indemnified Party shall promptly provide to the Indemnifying Party a Notice of Claim relating to such Third Party Claim.  The Indemnifying Party shall not be required to provide indemnification under this Article VII with respect to a Third Party Claim solely to the extent that the Indemnified Party's failure to provide or delay in providing a Notice of Claim materially prejudices the Indemnifying Party's ability to contest or resolve the matters underlying such Third Party Claim.

(b)     Assumption of the Defense.  The Indemnifying Party shall have thirty (30) days after receipt from the Indemnified Party of the Notice of Claim for a Third Party Claim to provide notice to the Indemnified Party of its election to assume, using legal counsel selected by it and reasonably acceptable to the Indemnified Party, the defense of the Third Party Claim at its own expense; *provided, however*, that if the Indemnifying Party's assumption of the defense of any Third Party Claim would result in a conflict of interest arising out of the joint representation by legal counsel selected by the Indemnifying Party of the interests of both the Indemnifying Party and the Indemnified Party, the Indemnifying Party shall be entitled to engage separate legal counsel to represent the Indemnified Party (at the Indemnifying Party's sole cost and expense) and, if the Indemnifying Party fails to do so during the thirty (30) day period referred to above, the Indemnifying Party shall not be entitled to assume the Indemnified Party's defense of such Third Party Claim.  An Indemnifying Party's election to assume the defense of any Third Party Claim shall constitute an irrevocable admission that any Losses resulting therefrom are indemnifiable Losses for which the Indemnified Party is entitled to indemnification from the Indemnifying Party under this Article VII.  Notwithstanding the above, any subsequent material amendment or expansion of a Third Party Claim by the claimant in the Third Party Claim shall be deemed and treated as a separate Third Party Claim under this Section 7.5.  If the Indemnifying Party assumes the defense of a Third Party Claim, it shall thereafter promptly inform the Indemnified Party of all material developments related thereto and copy the Indemnified Party on all pleadings, filings and other correspondence relating thereto.  With respect to any Third Party Claim for which the Indemnifying Party has assumed the defense in accordance with this Section 7.5(b): (i) the Indemnified Party shall have the right, but not the obligation, to participate in the defense of such Third Party Claim through legal counsel selected by it, but the costs and expenses of such legal counsel shall be borne solely by the Indemnified Party; and (ii) the Indemnified Party shall, during normal business hours and upon reasonable advance notice, at the cost and expense of the Indemnifying Party, cooperate in all reasonable ways with, make its relevant files and records reasonably available for inspection and copying by, make its employees reasonably available to, and otherwise render reasonable assistance to, the Indemnifying Party in connection with the Third Party Claim.

(c)     Defense of Third Party Claim by the Indemnified Party.  If the Indemnified Party does not receive notice from the Indemnifying Party in which it elects to assume the defense of a Third Party Claim within the thirty (30) day time period set forth in Section 7.5(b) or if, at any time after the Indemnifying Party has assumed the defense of a Third Party Claim, the Indemnifying Party fails to perform or unreasonably delays in performing its obligations to assume or pursue the defense of any such Thirty Party Claim, the Indemnified Party shall be entitled to fully assume, commence and pursue its defense of such Third Party Claim and shall thereafter promptly inform the Indemnifying Party of all material developments related thereto and copy the Indemnifying Party on all pleadings, filings and other correspondence relating thereto.

(d)     Settlement.  If the Indemnifying Party (having assumed the defense of a Third Party Claim in accordance with Section 7.5(b)) or the Indemnified Party (having proceeded with its own defense of a Third Party Claim in accordance with Section 7.5(c)) proposes to settle or compromise such Third Party Claim, the Indemnifying Party or the Indemnified Party (as applicable) shall provide notice to that effect (together with a statement describing in reasonable detail the terms and conditions of such settlement or compromise and including a copy of the settlement agreement) to the Indemnified Party or the Indemnifying Party (as applicable), which shall be provided a reasonable time prior to the proposed time for effecting such settlement or compromise, and the Indemnifying Party or the Indemnified Party (as applicable) may not effect any such settlement or compromise without the prior written consent of the Indemnified Party or the Indemnifying Party, such consent to not be unreasonably withheld, delayed or conditioned.

**7.6     Method of Satisfaction of Indemnification Claim Amounts.**

(a)     Satisfaction of Purchaser Indemnification Claim Amounts.  Any amount that is required to be paid to one or more Purchaser Indemnified Parties under this Article VII (a "Stockholder Indemnification Payment Amount"):

(i)     by the Company or any of the Stockholders under Section 7.2(a), shall be satisfied: (A) *first*, by collection by the Purchaser of proceeds from any insurance policies providing coverage with respect to the matter(s) that are the subject of the related indemnification claim, solely to the extent that the applicable insurance carrier: (1) does not deny coverage under such insurance policies with respect to such matter(s), and (2) actually pays such insurance proceeds to the Purchaser within forty-five (45) days after the claim is made (the parties agreeing and acknowledging that the Stockholders shall be responsible for the amount of any costs and expenses reasonably incurred by the Purchaser in connection with making such insurance claim(s)) ("Collectible Insurance"); (B) *second*, by transfer to the Purchaser of any Indemnity Escrow Funds that are then in the Indemnity Escrow Account; and (C) *third*, to the extent that there are not then sufficient Indemnity Escrow Funds in the Indemnity Escrow Account to satisfy such full Stockholder Indemnification Payment Amount, by wire transfer of immediately available funds of the unsatisfied part of the Stockholder Indemnification Payment Amount by the Company and the Stockholders, jointly and severally, to the Purchaser's account, which, in the case of the foregoing clauses (B) and (C), shall be effected not later than five (5) Business Days after determination of the Stockholder Indemnification Payment Amount pursuant to this Article VII; and

(ii)     by an individual Stockholder under Section 7.2(b), shall be satisfied: (A) *first*, by transfer to the Purchaser of any Indemnity Escrow Funds that are then in the Indemnity Escrow Account; and (B) *second*, to the extent that there are not then sufficient Indemnity Escrow Funds in the Indemnity Escrow Account to satisfy such full Stockholder Indemnification Payment Amount, by wire transfer of immediately available funds of the unsatisfied part of the Stockholder Indemnification Payment Amount by the applicable Stockholder to the Purchaser's account, which shall be effected not later than five (5) Business Days after determination of the Stockholder Indemnification Payment Amount pursuant to this Article VII.

(b)     Satisfaction of Stockholders' Indemnification Claim Amounts.  Any amounts that are required to be paid by the Purchaser to one or more Stockholder Indemnified Parties under this Article VII (each, a "Purchaser Indemnification Payment Amount") shall be satisfied in cash, by wire transfer of immediately available funds to the Company's account, which shall be effected not later than five (5) Business Days after determination of the Purchaser Indemnification Payment Amount pursuant to this Article VII.

7.7     **Materiality and Material Adverse Effect Qualifiers.**  All materiality qualifications contained in the representations and warranties of the parties set forth in this Agreement (however they may be phrased and including the term "Material Adverse Effect") shall be taken into account for purposes of this Article VII solely for purposes of determining whether a breach of such representation and warranty has occurred and, if such breach has occurred, all such materiality qualifications shall be ignored and not given any effect for purposes of determining the amount of Losses arising out of or relating to such breach of such representation and warranty under this Article VII.

7.8     **Recovery from Third Parties.**  In the event that an Indemnifying Party makes a payment under this Article VII to an Indemnified Party with respect to a Third Party Claim, the Indemnifying Party shall be entitled (but not be required) to seek contribution or indemnity from any applicable third parties (other than Purchaser Indemnified Parties or Stockholder Indemnified Parties) with respect to the amount paid by the Indemnifying Party to the Indemnified Party; *provided, however*, that the parties agree and acknowledge that no Purchaser Indemnified Party shall be required to delay or forego making any indemnification claim hereunder or receiving any Indemnity Escrow Funds or any cash payment directly from the Company or the Stockholders, and neither the Company nor any of the Stockholders shall delay or fail to authorize release of Indemnity Escrow Funds to the Purchaser or make any such payment, in each case pending the results of any contribution or indemnity claim.  In the event that an Indemnified Party receives a payment under this Article VII from an Indemnifying Party with respect to an indemnification claim and the Indemnified Party subsequently receives a payment from a third party (including an insurance carrier) that is clearly identifiable as being compensation for the matters underlying such indemnification claim (a "Third Party Payment"), then the Indemnified Party shall promptly pay to the Indemnifying Party the lesser of: (a) the amount of the Third Party Payment (less the amount of any costs and expenses reasonably incurred by the Indemnified Party in connection with obtaining such Third Party Payment, to the extent not already paid by the Indemnifying Party); or (b) the amount paid by the Indemnifying Party to the Indemnified Party with respect to such indemnification claim. The parties agree and acknowledge that this Section 7.8 shall not constitute a release of any claims or rights of contribution or indemnity against any of the Purchaser Indemnified Parties.

7.9    **Insurance.**

(a)    Each Indemnified Party shall be required to use commercially reasonable efforts to pursue reasonable claims with respect to any matters underlying an indemnification claim being made hereunder by such Indemnified Party against an Indemnifying Party under any insurance policies of such Indemnified Party for which there is a reasonable basis for asserting coverage with respect to such matters, which shall be at the sole cost and expense of the Indemnifying Party. If the Indemnified Party is required to incur any attorneys' fees or other costs or expenses in connection with its pursuit of any such insurance claim, the Indemnifying Party shall advance to the Indemnified Party, in cash as incurred, the full amount of such costs and expenses as a condition precedent to the Indemnified Party's obligation under this Section 7.9(a) to commence or continue such insurance claim. No Indemnified Party shall have any Liability to any Indemnifying Party arising out of or relating to any insurance proceeds not having been obtained from any insurance carrier in connection with any insurance claim made by such Indemnified Party under this Section 7.9(a) as long as such Indemnified Party complied with its obligations under this Section 7.9(a) with respect to such insurance claim. As long as a Purchaser Indemnified Party has complied with its obligations under this Section 7.9(a) and acted in a commercially reasonable manner in connection with pursuing any insurance claim pursuant to this Section 7.9(a), any out-of-pocket damages, fees, expenses and other losses incurred by such Purchaser Indemnified Party in connection with its pursuit of such insurance claim shall constitute Excluded Liabilities hereunder.

(b)    Notwithstanding anything to the contrary in this Article VII: (a) no Purchaser Indemnified Party shall be obligated take any action with respect to insurance coverage that may apply to matter(s) underlying an indemnification claim (other than with respect to Collectible Insurance as described in Section 7.6(a) and as provided in Section 7.9(a)); and (b) no Purchaser Indemnified Party shall be required to delay or forego making any indemnification claim hereunder or receiving Indemnity Escrow Funds or cash payment directly from the Stockholders, and the Stockholders shall not delay or fail to authorize release of Indemnity Escrow Funds to the Purchaser or make any such payment, in each case pending the results of any insurance claim.

7.10    **Knowledge and Investigation.** No information or knowledge acquired, or investigations conducted, by any Indemnified Party or any of its representatives shall in any way limit, constitute a waiver of, or a defense to, any right of such Indemnified Party to receive indemnification pursuant to this Article VII from the applicable Indemnifying Party with respect to any of the representations and warranties of the Indemnifying Party set forth in this Agreement, unless the applicable Indemnified Party had actual knowledge, on or prior to the Closing Date, that the applicable representation and warranty of the Indemnifying Party was incorrect and fraudulently withheld such actual knowledge from such Indemnifying Party on or prior to the Closing Date. No information or knowledge acquired, or investigations conducted, by any Purchaser Indemnified Party or any of its representatives shall in any way limit, constitute a waiver of, or a defense to, any right of such Purchaser Indemnified Party to receive indemnification pursuant to this Article VII from the Stockholders with respect to any Excluded

Liabilities.  Nothing in this Section 7.10 shall constitute a waiver by any party of any Losses with respect to any fraud committed by any other party or parties.

**7.11    Tax Treatment of Stockholder Indemnification Payments.**    Any indemnification payments made by the Company or the Stockholders pursuant to this Article VII shall be treated for all Tax purposes as adjustments to the amount paid by the Purchaser for the Purchased Assets, unless otherwise required by applicable Law .

**ARTICLE VIII**
**DEFINITIONS**

**8.1    Definitions.**    Except as otherwise provided herein, all capitalized terms used herein shall have the meanings assigned to them below.

"Affiliate" of any Person means another Person (other than Purchaser Affiliates) that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first Person, with "control" of a Person meaning the possession, directly or indirectly, of the right or power to direct or cause the direction of the management or policies of such Person, whether through ownership of voting securities, through contract rights or otherwise, and "controlling" and "controlled" having correlative meanings.

"Agreement" has the meaning set forth in the preamble.

"Acquired Accounts Receivable" has the meaning set forth in Section 1.1(f).

"A/R Collections Measurement Date" has the meaning set forth in Section 5.9.

"A/R Collections Summary" has the meaning set forth in Section 5.9.

"A/R Settlement Amount" has the meaning set forth in Section 5.9.

"Assignment and Assumption Agreement" has the meaning set forth in Section 1.8(a)(ii).

"Assumed Contracts" has the meaning set forth in Section 1.1(e).

"Assumed Liabilities" has the meaning set forth in Section 1.3.

"Bill of Sale" has the meaning set forth in Section 1.8(a)(i).

"Business" has the meaning set forth in the recitals.

"Business Confidential Information" means any and all confidential or proprietary information of the Company, including: (a) all information relating to the Company's products or services, whether existing or in various stages of research and development, and whether or not within the industry or trade areas in which the Company competes, in either case which are not generally known to the public (including know-how, design, proprietary processes, techniques, algorithms, formulae, models, benchmark test results, methodologies, information processing processes, and strategies) and the physical or electronic embodiments of such information (including computer programs, word processing, spreadsheet and database files, drawings, specification sheets, design notes, source code, object code, schematics, flow charts, procedural diagrams, work sheets, documentation, annotations, printouts, studies, manuals, proposals and any other written or electronic manuals, proposals and any other written or electronic expressions of such information as are fixed in any tangible or electronic media); (b) all information concerning or relating to the way the Company conducts its business which is not generally known to the public (including internal business procedures, controls, plans, licensing techniques and practices, supplier, subcontractor and prime contractor names and contracts and other vendor information, computer system passwords and other computer security controls, financial information, distributor information, information supplied by clients and customers of the Company and employee data) and the physical or electronic embodiments of such information (including computer programs, word processing, spreadsheet and database files, check lists, samples, services and operational manuals, contracts, proposals, print-outs, correspondence, forms, listings, ledgers, financial statements, financial reports, financial and operational analyses, financial and operational studies, management reports of every kind, databases, employment records and any other written or electronic expressions of such information as are fixed in any tangible or electronic media); and (c) all information not generally known to the public that pertains to the Company's customer and marketing plans and strategies, forecasts and projections, marketing practices, procedures and policies, financial data, discounts, margins, costs, credit terms, pricing practices, procedures and policies, goals and objectives, quoting practices, procedures and policies, and customer data including customer lists, contracts, representatives, requirements and needs, specifications, data provided by or about prospective, existing or past customers and contract terms applicable to such customers, and the physical or electronic embodiments of such information (including computer programs, word processing, spreadsheet and database files, license agreements, customer lists, print-outs, databases, marketing plans, marketing reports, strategic business plans, marketing analyses and management reports, seminar and class attendee rosters, trade show or exhibit attendee listings, listings of potential customers and leads, and any other written or electronic expressions of such information as are fixed in any tangible or electronic media). All of the foregoing examples are intended to be illustrative and in no way limit the generality of the term Company Confidential Information.

"Business Day" means any day of the year other than: (a) any Saturday or Sunday; or (b) any other day on which the banks located in the State of New York generally are closed for business.

"Business Intellectual Property" has the meaning set forth in Section 1.1(n).

"Claim" means any complaint, allegation, charge, petition, appeal, demand, notice, filing or claim of any kind that commences, alleges a basis to commence or threatens to commence any Proceeding by or before any Governmental Entity or Judicial Authority or that asserts, alleges a basis to assert or threatens to assert any right, breach, default, violation, noncompliance, termination, cancellation or other action or omission that could result in a Loss.

"Class A Common Stock" has the meaning set forth in Section 2.2(a).

"Class B Common Stock" has the meaning set forth in Section 2.2(a).

"Closing" has the meaning set forth in Section 1.6.

"Closing Date" has the meaning set forth in Section 1.6.

"Code" means the Internal Revenue Code of 1986, as amended.

"Collectible Insurance" has the meaning set forth in Section 7.6(a)(i).

"Company" has the meaning set forth in the preamble.

"Company Benefit Plan" means any plan, Contract or arrangement (regardless of whether funded or unfunded, or foreign or domestic) which is sponsored by the Company, or to which the Company makes contributions or which covers any current or former employee of the Company in his or her capacity as an employee or to which the Company has any obligation with respect to any current or former employee, including: (a) any "employee welfare benefit plan" or "employee pension benefit plan" (within the meanings of Sections 3(1) or 3(2) of ERISA); (b) any profit-sharing, deferred compensation, bonus, stock option, restricted stock, commission, employee stock purchase, pension, retainer, consulting, retirement, severance, welfare or incentive plan, agreement or arrangement; (c) any plan, agreement or arrangement providing for fringe benefits or perquisites to employees, officers, directors or agents; or (d) any employment agreement or arrangement.

"Company Common Stock" means the Class A Common Stock and the Class B Common Stock.

"Company Disclosure Schedule" means the disclosure schedule delivered by the Company and the Stockholders to the Purchaser concurrently with the execution and delivery by the parties of this Agreement and forming a part hereof.

"Company Insurance Policies" has the meaning set forth in Section 2.14.

"Company Permits" has the meaning set forth in Section 2.15(b).

"Contract" means any contract, agreement, note, bond, mortgage, indenture, deed of trust, instrument, lease, sublease, license, sublicense, purchase or sale order, quotation or other commitment or obligation, whether written or oral, that is binding or enforceable upon the parties thereto.

"Current Assets" has the meaning set forth in Section 1.10(e).

"Current Liabilities" has the meaning set forth in Section 1.10(e).

"Downward Net Working Capital Adjustment" has the meaning set forth in Section 1.10(d).

"Draft Allocation" has the meaning set forth in Section 1.5.

"Employee Agreements" has the meaning set forth in Section 1.8(a)(xi).

"Employees" has the meaning set forth in Section 5.3(a).

"Environmental Permits" has the meaning set forth in Section 2.13(d).

"Environmental Law" means any Law and any enforceable interpretation thereof by a Governmental Entity, including any Order, relating to pollution or protection of the environment or natural resources, including those relating to the use, handling, transportation, treatment, storage, disposal, release or discharge of Hazardous Material.

"Equalization Payment" means $460,875, which is the amount the parties have calculated as the sum of: (a) the excess of: (i) the Income Taxes estimated to be payable by the Company and the Stockholders with respect to gain recognized on the Company's sale of the Purchased Assets hereunder; *over* (ii) the Income Taxes that would have been payable by the Stockholders had the transaction contemplated hereby been structured as a sale by the Stockholders of all outstanding Company stock to the Purchaser for the Purchase Price (excluding the Equalization Payment); and (b) an amount such that the amount of the Equalization Payment, net of Income Taxes estimated to be payable by the Company and the Stockholders with respect thereto, equals the amount determined under clause (a). The amount of the Equalization Payment shall not be adjusted for any reason, including an adjustment to the Purchase Price pursuant to Section 1.10, an adjustment to the amount paid by the Purchaser for the Purchased Assets pursuant to Section 7.11, or actual payment of a lesser amount of Income Taxes by the Company or the Stockholders with respect to gain recognized on the Company's sale of the Purchased Assets hereunder than the amount utilized by the Parties in calculating the amount in clause (a)(i), above.

"Equitable Exceptions" means any limitations on the enforceability of obligations resulting from: (a) bankruptcy, insolvency, reorganization, moratorium or other requirements of Laws, Orders or equitable principles now or hereafter in effect relating to or affecting the enforcement of creditors' rights or debtors' obligations generally; and (b) as to the remedy of specific performance and injunctive and other forms of equitable relief, the imposition of equitable defenses and the discretion of the Judicial Authority before which any Proceeding therefor may be brought.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

"Indemnity Escrow Account" has the meaning set forth in Section 1.9(a).

"Escrow Agent" has the meaning set forth in Section 1.9.

"Escrow Agreement" has the meaning set forth in Section 1.9.

"Estimated Net Working Capital" has the meaning set forth in Section 1.10(b).

"Excluded Assets" has the meaning set forth in Section 1.2.

"Excluded Liabilities" has the meaning set forth in Section 1.4.

"Final Post-Closing Net Working Capital Statement" has the meaning set forth in Section 1.10(c).

"Final Net Working Capital" has the meaning set forth in Section 1.10(c).

"Financial Statements" has the meaning set forth in Section 2.4(a).

"Fundamental Stockholder Representations" has the meaning set forth in Section 7.1.

"Fundamental Purchaser Representations" has the meaning set forth in Section 7.1.

"GAAP" means generally accepted accounting principles in the United States as in effect from time to time, applied on a consistent basis.

"Governmental Entity" means any government (including any United States or foreign federal, state, provincial, municipal or county government), any political subdivision thereof and any governmental, administrative, ministerial, regulatory, central bank, self-regulatory, quasi-governmental, taxing, executive, or legislative department, commission, body, agency, authority or instrumentality of any thereof.

"Hazardous Material" means: (a) any petroleum, petroleum products, by-products or breakdown products, radioactive materials, friable asbestos-containing materials or polychlorinated biphenyls; or (b) any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste or is otherwise regulated, under any applicable Environmental Law.

"Hebert" has the meaning set forth in the preamble.

"Hebert Employment Agreement" has the meaning set forth in Section 1.8(a)(x).

"Hired Employees" has the meaning set forth in Section 5.3(c).

"Income Taxes" means any federal, state, local or foreign Tax that, in whole or in part, is based on, measured by or calculated by reference to net income, profits or gains, including any state or local franchise Tax, and including any interest, penalty or addition thereto, whether disputed or not.

"Indebtedness" means, without duplication: (a) any amount owed (including outstanding principal and unpaid interest, penalties, fees and expenses thereon) in respect of borrowed money; (b) to the extent not included in the preceding clause (a), any obligations evidenced by notes, bonds, debentures, acceptances, letters of credit or similar instruments or facilities; (c) to the extent not included in the preceding clauses (a) and (b), any obligations upon which interest charges are customarily paid or owed; (d) any leases which are, or are required under GAAP to be, capitalized; (e) any synthetic lease obligations, sale-leaseback obligations and other similar indebtedness obligations, whether secured or unsecured; (f) any obligations issued or assumed as the deferred purchase price of goods or services, conditional sale obligations and obligations under any title retention agreement; (g) the indebtedness of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured against loss; any (h) any obligations under interest rate, currency and other derivative agreements.

"Indemnified Party" has the meaning set forth in Section 7.4.

"Indemnifying Party" has the meaning set forth in Section 7.4.

"Indemnity Escrow Deposit" has the meaning set forth in Section 1.7(b).

"Indemnity Escrow Funds" has the meaning set forth in Section 1.9(a).

"Indemnity Escrow Period" has the meaning set forth in Section 1.9(a).

"Independent Accountants" has the meaning set forth in Section 1.10(c).

"Initial Indemnity Escrow Period End Date" has the meaning set forth in Section 1.9.

"Intellectual Property Rights" means all intellectual property rights of any kind, including any or all of the following and all rights therein, arising therefrom, or associated therewith: (a) all U.S. and foreign patents and patent applications including all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, improvements thereto, and equivalent or similar rights anywhere in the world in inventions and discoveries, including invention disclosures; (b) all copyrights, copyright registrations and applications therefor and all other rights corresponding thereto throughout the world, and any renewals, modifications and extensions thereof; (c) all trade names, logos, common Law trademarks and service marks, trademark and service mark registrations and applications therefor, including intent-to-use applications, brand names, trade dress and all goodwill associated therewith throughout the world and any renewals, modifications and extensions thereof; (d) all rights in World Wide Web addresses and domain names and applications and registrations therefore; (e) all trade secrets and other rights in know-how and confidential or proprietary information including tools, methodologies, processes, customer lists, supplier lists, products plans, service plans and rights in research and development, databases, data compilations, data collections and technical data; and (f) all moral and economic rights of authors and inventors, however denominated, throughout the world, including inventions (whether or not patentable), improvements, tools, methods, processes, technology, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, documentation, designs, files, net lists, records, data and mask works.

"Inventory" has the meaning set forth in Section 2.4(e).

"IRS" means the United States Internal Revenue Service.

"Joint Inventory Determination" has the meaning set forth in Section 1.10(a).

"Judicial Authority" means any court, arbitrator, special master, receiver, tribunal or similar body of any kind (including any Governmental Entity exercising judicial powers or functions of any kind).

"Knowledge of the Company" and correlative phrases such as "the Company's Knowledge" means the knowledge that Lore, Hebert, Blaise Cochran or Rachel Porta actually has or the knowledge that any such person would be reasonably expected to obtain after making the same reasonable inquiry that a reasonably prudent business person would have made in the management and conduct of a business in order to gain a reasonable understanding of the matter.

"Labor Laws" has the meaning set forth in Section 2.10(a).

"Law" means any treaty, code, statute, law (including common law), rule, regulation, convention, ordinance, Order, regulatory policy statement or similar guidance, binding directive or decree of any kind of any Governmental Entity or Judicial Authority.

"Leased Real Property" has the meaning set forth in Section 2.11(a).

"Liability" or "Liabilities" means any direct or indirect liability, indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, either accrued, absolute, contingent, mature, unmature or otherwise and whether known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured.

"Licensed Business Intellectual Property" has the meaning set forth in Section 2.12(a).

"Lien" means any security interest, pledge, deed of trust, hypothecation, claim, mortgage, lien, charge, lease or sublease, adverse claim of ownership or use, restriction on transfer (such as a right of first refusal or other similar rights), restriction on use (such as an easement or covenant), encroachment, defect of title, or other encumbrance of any kind or character, other than, solely with respect to the Company: (i) statutory liens for Taxes or assessments which are not yet due or the validity of which are being contested in good faith by appropriate proceedings for which adequate reserves are set forth on the Financial Statements in accordance with GAAP; (ii) cashiers', landlords', workmen's, repairmen's, warehousemen's and carriers' liens and other similar liens imposed by Law, incurred in the ordinary course of business consistent with past practices for obligations that are not yet due; (iii) statutory liens in favor of lessors arising in connection with any property leased to the Company, which, individually or in the aggregate, are not material and do not materially interfere with the use or possession by the Company of such property.

"Lore" has the meaning set forth in the preamble.

"Lore Employment Agreement" has the meaning set forth in Section 1.8(a)(ix).

"Lore Trust No. 1" has the meaning set forth in the preamble.

"Lore Trust No. 2" has the meaning set forth in the preamble.

"Lore Trust No. 3" has the meaning set forth in the preamble.

"Lore Trusts" has the meaning set forth in the preamble.

"Loss" means any Liability, cause of action, lawsuit, administrative proceeding (including informal proceedings), investigation, audit, demand, assessment, adjustment, judgment, settlement payment, deficiency, loss, diminution in value, penalty, fine, Taxes, interest (including interest from the date of such loss) and costs and expenses (including reasonable attorneys' fees and disbursements).

"Louisiana Courts" has the meaning set forth in Section 9.9.

"Material Adverse Effect" means a material adverse effect on the Business, assets, financial condition, results of operations or prospects of the Company.

"Material Contracts" has the meaning set forth in Section 2.6.

"Net Working Capital" has the meaning set forth in Section 1.10(e).

"Net Working Capital Adjustment Amount" has the meaning set forth in Section 1.10(d).

"Net Working Capital Dispute Notice" has the meaning set forth in Section 1.10(c).

"Net Working Capital Escrow Account" has the meaning set forth in Section 1.9(b).

"Net Working Capital Escrow Deposit" has the meaning set forth in Section 1.7(c).

"Net Working Capital Escrow Funds" has the meaning set forth in Section 1.9(b).

"Net Working Capital Escrow Period" has the meaning set forth in Section 1.9(b).

"Notice of Claim" has the meaning set forth in Section 7.4.

"Offered Employees" has the meaning set forth in Section 5.3(a).

"Order" means any judgment, writ, decree, directive, decision, injunction, ruling, award or order (including any consent decree or cease and desist order) of any kind of any Governmental Entity or Judicial Authority.

"Organizational Documents" of a Person that is an entity means: (a) its articles of incorporation, certificate of incorporation, certificate of formation or similar document(s) filed with a

Governmental Entity, which filing forms or organizes the Person; and (b) its bylaws, limited liability company operating agreement, partnership agreement, trust agreement or similar document(s), whether or not filed with a Governmental Entity, which organize and/or govern the internal affairs of such Person, in each case as in effect at the time in question.

"OSHA" means the Occupational Health and Safety Act, as amended, and the rules and regulations promulgated thereunder.

"Owned Business Intellectual Property" has the meaning set forth in Section 2.12(a).

"Permit" means any franchise, license, approval, authorization, certificate of public convenience and necessity, waiver, certification or permit issued or granted by any Governmental Entity.

"Person" includes an individual, a partnership, a sole proprietorship, a company, a firm, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a union, a group acting in concert, a Governmental Entity or any other entity or association of any kind.

"Plaisance Employment Agreement" has the meaning set forth in Section 1.8(a)(ix).

"Post-Closing Net Working Capital Statement" has the meaning set forth in Section 1.10(c).

"Preliminary Net Working Capital Statement" has the meaning set forth in Section 1.10(b).

"Proceeding" means any action, suit, arbitration, mediation, litigation, inquiry, hearing, investigation, inquiry or other proceeding of any kind involving any Governmental Entity, any Judicial Authority or any other Person.

"Products" has the meaning set forth in Section 2.18.

"Providing Party" has the meaning set forth in Section 5.6.

"Purchase Price" has the meaning set forth in Section 1.7.

"Purchased Assets" has the meaning set forth in Section 1.1.

"Purchaser" has the meaning set forth in the preamble.

"Purchaser Affiliates" means RG Parent, RGCH Holdings Corp., a Delaware corporation, and Greenville Tube Co., a Delaware corporation.

"Purchaser Indemnification Payment Amount" has the meaning set forth in Section 7.6(b).

"Purchaser Indemnified Party" has the meaning set forth in Section 7.2(a).

"Purchaser Indemnity Cap" has the meaning set forth in Section 7.3(b).

"Purchaser Indemnity Deductible" has the meaning set forth in Section 7.3(b).

"RG Parent" has the meaning set forth in Section 1.7(d).

"RG Parent Units Letter Agreement" has the meaning set forth in Section 1.8(a)(xii).

"Real Estate Leases" has the meaning set forth in Section 2.11(a).

"Receiving Party" has the meaning set forth in Section 5.6.

"Remaining Purchase Price Amount" has the meaning set forth in Section 1.7(f).

"Securities Act" means the Securities Act of 1933, as amended, together with the rules and regulations of the SEC thereunder.

"Senior Debt" means all Liabilities of the Company and the Stockholders under: (i) the Credit Agreement, dated as of July 9, 2004, between the Company and JPMorgan Chase Bank, N.A. (as successor to Bank One, N.A.) ("JPMC"), as amended and modified from time to time; (ii) the Export Loan Agreement, dated as of July 1, 2006, between the Company and JPMC.; (iii) the Borrower Agreement, dated as of July 1, 2006, between the Company, JPMC and the Export-Import Bank of the United States (the "Ex-Im Bank"); and (iv) any other Contracts or other documents delivered under, or entered into by in connection with any of the foregoing from time to time or otherwise relating to Indebtedness of the Company to JPMC or the Ex-Im Bank.

"Senior Debt Payoff Amount" has the meaning set forth in Section 1.7(a).

"Significant Customers" has the meaning set forth in Section 2.16.

"Significant Suppliers" has the meaning set forth in Section 2.17.

"Stockholder Indemnification Payment Amount" has the meaning set forth in Section 7.6(a).

"Stockholder Indemnified Party" has the meaning set forth in Section 7.2(c).

"Stockholder Indemnity Cap" has the meaning set forth in Section 7.3(a).

"Stockholder Indemnity Deductible" has the meaning set forth in Section 7.3(a).

"Stockholders" has the meaning set forth in the preamble.

"Subscription Agreement" has the meaning set forth in Section 1.7(d).

"Tax" or "Taxes" means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, service, recording, import, export, estimated or other tax or assessment of any kind whatsoever, whether computed on a separate, consolidated, unitary, combined or any other basis, including any interest, penalty or addition thereto, whether disputed or not, and including any Liability in respect of any of the foregoing payable by reason of Contract, assumption, transferee liability or operation of law or as an indemnitor, guarantor, surety or in a similar capacity.

"Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any information return or report with respect to backup withholding and other payments to third parties, and including any schedule or attachment thereto and any amendment thereof.

"Third Party Claim" has the meaning set forth in Section 7.5(a).

"Third Party Payment" has the meaning set forth in Section 7.8.

"Transaction Documents" has the meaning set forth in Section 2.1.

"Upward Net Working Capital Adjustment" has the meaning set forth in Section 1.10(d).

"WARN Act" means the Worker Adjustment and Retraining Notification Act, as amended.

"2006 Financial Statements" has the meaning set forth in Section 2.4(a).

"2007 Financial Statements" has the meaning set forth in Section 2.4(a).

Certain other terms used in this Agreement shall have the respective meanings or interpretations set forth in Section 9.15.

## ARTICLE IX
## GENERAL PROVISIONS

**9.1** **Notices.** All notices, consents, waivers, agreements and other communications provided for in this Agreement shall be provided or made in writing and shall be transmitted by personal delivery, by nationally recognized overnight courier service, or by registered or certified mail, return receipt requested, postage prepaid, and shall be addressed as follows:

(a)     If to the Company (prior to the Closing):

Mid-South Control Line, Inc.
5216 Taravella Road
Marrero, LA 70072
Attention:  Richard E. Lore, Sr., President

*with a copy (which shall not constitute notice) to:*

Gaudry, Ranson, Higgins & Gremillion, L.L.C.
401 Whitney Avenue, Suite 500
Gretna,  LA 70056
Attention: Daniel A. Ranson, Esq.

(b)     If to Lore or to the Company (after the Closing):

Richard E. Lore, Sr.
3418 Sherbrooke Lane
Harvey, LA 70058

*with a copy (which shall not constitute notice) to:*

Gaudry, Ranson, Higgins & Gremillion, L.L.C.
401 Whitney Avenue, Suite 500
Gretna,  LA 70056
Attention: Daniel A. Ranson, Esq.

    (c)    <u>If to Hebert</u>:

Barry J. Hebert
1721 Winchester Place
Harvey, LA 70058

*with a copy (which shall not constitute notice) to:*

Gaudry, Ranson, Higgins & Gremillion, L.L.C.
401 Whitney Avenue, Suite 500
Gretna,  LA 70056
Attention: Daniel A. Ranson, Esq.

    (d)    <u>If to the Purchaser</u>:

RathGibson, Inc.
475 Half Day Road, Suite 210
Lincolnshire, IL 60069
Attention: Harley Kaplan, Chief Executive Officer
*with a copy (which shall not constitute notice) to:*

Kelley Drye & Warren LLP
400 Atlantic Street
Stamford, CT 06901
Attention:  John T. Capetta, Esq.

Any party may designate a new address to which communications shall thereafter be transmitted by providing written notice to that effect to the other parties in accordance with this <u>Section 9.1</u>.  Each communication transmitted in the manner described in this <u>Section 9.1</u> shall be deemed to have been provided, received and become effective for all purposes at the time it shall have been: (i) if delivered personally, upon such delivery; (ii) if sent by mail, five (5) Business Days after the date of mailing; (iii) if sent by overnight courier, one (1) Business Day after it has been deposited with such courier; or (iv) when presented for delivery to the addressee during normal business hours, if such delivery has been rejected, denied or refused for any reason.

    **9.2**    **Fees and Expenses.**  Except as expressly set forth in this Agreement, each party agrees to pay any and all expenses, fees and costs (including legal, accounting and consulting expenses, fees and costs) incurred by it in connection with the transactions contemplated by this Agreement and any and all fees, commissions, compensation, reimbursement or other amounts due to any investment banker, broker or finder (or Person who performs a similar function) who claims to have been, or who was in fact, engaged by or on behalf of it in connection with the transactions contemplated by this Agreement.

    **9.3**    **Counterparts.**  This Agreement may be signed in any number of counterparts, each of which (when executed and delivered) shall constitute an original instrument, but all of which together shall constitute one and the same instrument, respectively. This Agreement and shall become effective and be deemed to have been executed and delivered by the parties at such time as counterparts hereto shall have been executed and delivered by the parties, regardless of whether all parties have executed the same counterpart. Counterparts may be delivered via facsimile or other electronic transmission method (including pdf) and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

        **9.4**     **Waivers.** No purported waiver of any provision of this Agreement shall be binding upon any of the parties to this Agreement unless upon the party providing such waiver has duly executed and delivered to the other parties a written instrument which states that it constitutes a waiver of one or more provisions of this Agreement and specifies the provision(s) that are being waived. Any such waiver shall be effective only to the extent specifically set forth in such written instrument. Neither the exercise (from time to time and at any time) by a party of, nor the delay or failure (at any time or for any period of time) to exercise, any right, power or remedy shall constitute a waiver of the right to exercise, or impair, limit or restrict the exercise of, such right, power or remedy or any other right, power or remedy at any time and from time to time thereafter. No waiver of any right, power or remedy of a party shall be deemed to be a waiver of any other right, power or remedy of such party or shall, except to the extent so waived, impair, limit or restrict the exercise of such right, power or remedy.

        **9.5**     **Amendments.** No purported amendment to any provision of this Agreement shall be binding upon the parties to this Agreement unless the Purchaser, the Company, Lore and Hebert have each duly executed and delivered to the other parties a written instrument which states that it constitutes an amendment to this Agreement and specifies the provision(s) hereof that are being amended.

        **9.6**     **Entire Agreement.** This Agreement, together with the Company Disclosure Schedule and any other documents expressly referred to herein, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior contracts, representations, warranties and understandings (whether oral or written) by or between the parties with respect to the subject matter hereof, including any letter of intent or memorandum of terms entered into by the parties.

        **9.7**     **Severability.** If any provision of this Agreement shall hereafter be held to be invalid, unenforceable or illegal, in whole or in part, in any jurisdiction under any circumstances for any reason: (a) such provision shall be reformed to the minimum extent necessary to cause such provision to be valid, enforceable and legal while preserving the intent of the parties as expressed in, and the benefits to such parties provided by, such provision; or (b) if such provision cannot be so reformed, such provision shall be severed from this Agreement and an equitable adjustment shall be made to this Agreement (including addition of necessary further provisions to this Agreement) so as to give effect to the intent as so expressed and the benefits so provided. Such holding shall not affect or impair the validity, enforceability or legality of such provision in any other jurisdiction or under any other circumstances. Neither such holding nor such reformation or severance shall affect or impair the legality, validity or enforceability of any other provision of this Agreement.

        **9.8**     **Governing Law.** THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE DOMESTIC LAWS OF THE STATE OF LOUISIANA WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION (WHETHER OF THE STATE OF LOUISIANA OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF LOUISIANA.

        **9.9**     **Consent to Jurisdiction.** EACH PARTY AGREES THAT ANY AND ALL PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL BE

COMMENCED AND PROSECUTED IN THE UNITED STATES DISTRICT COURT FOR THE EASTERN DISTRICT OF LOUISIANA AND ANY APPELLATE COURTS THEREFROM (COLLECTIVELY, "LOUISIANA COURTS") OR, IN THE CASE OF A PROCEEDING ARISING OUT OF OR RELATING TO A THIRD PARTY CLAIM WHICH IS OR MAY BE SUBJECT TO INDEMNIFICATION HEREUNDER, IN THE COURT WHERE SUCH THIRD PARTY CLAIM IS BROUGHT AND EACH PARTY IRREVOCABLY WAIVES ANY RIGHT TO OBJECT TO SUCH VENUE. EACH PARTY CONSENTS AND SUBMITS TO THE NON-EXCLUSIVE PERSONAL JURISDICTION OF ANY OF THE LOUISIANA COURTS IN RESPECT OF ANY SUCH PROCEEDING OR, WITH RESPECT TO A THIRD PARTY CLAIM, IN THE FORUM IN WHICH SUCH THIRD PARTY CLAIM WAS BROUGHT. EACH PARTY CONSENTS TO SERVICE OF PROCESS UPON IT WITH RESPECT TO ANY SUCH PROCEEDING BY REGISTERED MAIL, RETURN RECEIPT REQUESTED, AND BY ANY OTHER MEANS PERMITTED BY APPLICABLE LAWS.

**9.10** **Waiver of Punitive and Other Damages and Jury Trial.**

(a) EACH OF THE PARTIES EXPRESSLY WAIVES AND FOREGOES, EXCEPT TO THE EXTENT OTHERWISE PERMITTED BY ARTICLE VII, ANY RIGHT TO RECOVER PUNITIVE, EXEMPLARY, CONSEQUENTIAL OR SIMILAR DAMAGES IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(b) EACH OF THE PARTIES ACKNOWLEDGES AND AGREES THAT ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUCH PROCEEDING.

(c) EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING ARISING UNDER OR RELATING TO THIS AGREEMENT, SEEK TO ENFORCE EITHER OF THE FOREGOING WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

**9.11** **Assignment.** Neither this Agreement nor any of any party's rights or obligations hereunder may be assigned or delegated, in whole or in part, by any party without the prior written consent of the other parties, except that the Purchaser shall have the right without the consent of the Company or the Stockholders, but with prior notice to the Company and the Stockholders, to: (a) assign its rights and obligations hereunder to any Affiliate of the Purchaser that assumes this Agreement; (b) assign its rights and obligations hereunder to any successor to all or substantially all of the Purchaser's business; or (c) collaterally assign its rights hereunder to any lender. Any purported assignment or delegation in violation of the preceding sentence will be null and void. Subject to the preceding sentences of this Section 9.11, this Agreement will be binding upon the parties and their respective successors and permitted assigns and shall inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

**9.12    Remedies.**  Each of the parties shall have and retain all rights and remedies, at law or in equity, including rights to specific performance and injunctive or other equitable relief, arising out of or relating to a breach or threatened breach of this Agreement.  Without limiting the generality of the foregoing, each of the parties acknowledges that money damages would not be a sufficient remedy for any breach or threatened breach of this Agreement and that irreparable harm would result if this Agreement were not specifically enforced.  Therefore, the rights and obligations of the parties shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and shall be granted in connection therewith, without the necessity of posting a bond or other security or proving irreparable harm and without regard to the adequacy of any remedy at law.  A party's right to specific performance and injunctive relief shall be in addition to all other legal or equitable remedies available to such party.

**9.13    Third Party Beneficiaries.**  No Person other than the Company, the Purchaser and the Stockholders is or is intended to be a beneficiary of this Agreement, other than the Purchaser Indemnified Parties, the Stockholder Indemnified Parties, and successors and assigns of the parties permitted as provided in Section 9.11.

**9.14    Further Assurances.**  At any time and from time to time after the Closing, each of the parties, at its own cost and expense, in good faith and in a timely manner, shall use its respective commercially reasonable efforts to take or cause to be taken all appropriate actions, do or cause to be done all things necessary, proper or advisable, and execute, deliver and acknowledge such documents and other papers as may be required to carry out the provisions of this Agreement and to give effect to the consummation of the transactions contemplated by this Agreement.

**9.15    Interpretation.**  The language used in this Agreement shall be conclusively deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.  When a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference will be to an Article or Section of, or a Schedule or Exhibit to, this Agreement unless otherwise indicated herein.  The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.  Whenever the words "include", "includes" or "including" are used in this Agreement, they will be deemed to be followed by the words "without limitation."  The word "or" is not exclusive and is deemed to have the meaning "and/or".  Unless expressly stated to the contrary, references in this Agreement to a "party" means the Company, the Purchaser or either Stockholder, as the case may be, and to the "parties" means the Company, the Purchaser and both of the Stockholders.  The words "hereof," "hereby," "herein" and "hereunder" and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement.  All terms used herein with initial capital letters have the meanings ascribed to them herein and all terms defined in this Agreement will have such defined meanings when used in any Schedule, Exhibit, certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  References to a Person are also to its successors and permitted assigns. Unless otherwise expressly stated herein: (a) any reference herein to a time period measured in a "month" or a number of "months" shall be conclusively deemed to refer to a time period consisting of the number of days equal to the product of thirty (30) and such number of "months"; and (b) any reference herein to a time period measured in a "year" or a number of "years" shall be conclusively deemed to refer to a time period consisting of the number of days equal to the product of three hundred sixty-five (365) and such number of "years".

*[remainder of page intentionally left blank; signature page(s) follow]*

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

| **THE PURCHASER:** | **THE COMPANY:** |
|---|---|
| RATHGIBSON, INC. | MID-SOUTH CONTROL LINE, INC. |
| By: /s/ Harley Kaplan<br>Name: Harley Kaplan<br>Title: Chief Executive Officer | By: /s/ Richard E. Lore, Sr.<br>Name: Richard E. Lore, Sr.<br>Title: President |
| **THE STOCKHOLDERS:**<br><br>/s/ Richard E. Lore, Sr.<br>Richard E. Lore, Sr., both individually and in his capacity as Trustee of: (i) the REL Grantor Retainer Annuity Trust No. 1; (ii) the REL Grantor Retainer Annuity Trust No. 2; and (iii) the REL Grantor Retainer Annuity Trust No. 3 | |
| /s/ Barry J. Hebert<br>Barry J. Hebert | |